PE
12-31-02

MAY 2 2003



03057882

Apropos™
TECHNOLOGY

PROCESSED
MAY 05 2003
THOMSON
FINANCIAL

2002 Annual Report
Apropos Technology, Inc.

To our Shareholders:

Fiscal 2002 was one of the most challenging years on record for the software IT industry. Economic uncertainty has held IT spending in check for most of 2002. As result, the market for call center-related products and services continued to be under pressure throughout the year. Despite this weak environment, the Company managed to deliver revenues of $20.9 million compared to $22.4 million in the prior year, a decline of 7% percent year over year.

During the past year, the Company accomplished a number of important objectives. The Company took measures to improve its cost structure, better align its resources and management team, continue its strategic investments in new product development and expand its distribution channels. By using this down economic period to make strategic investments for the future, the Company will be better positioned to capitalize on the long-term growth opportunity in our market.

With no clear revenue visibility, the Company took actions to reduce its operating expenses to appropriate levels given the current market environment. Real estate expenses were reduced. Capital budgets were slashed. Marketing programs were streamlined while still maintaining a strong focus on revenue producing opportunities. Management layers were taken out to reduce cost and improve operating efficiencies, with overall employee headcount reduced by 13% percent during the year. These moves helped to bring down operating expenses and reduce cash needs during the year. We are committed to invest in new product and sales development efforts to drive future growth and market leadership.

In fiscal 2002, we began laying the foundation for an entirely new generation of interaction management products which, we believe, will open up significant new market opportunities for the Company. As we look toward 2003 and beyond, the Company is in a position to expand its footprint beyond the mid market and into the larger, enterprise call center market. We announced our new "enterprise" direction at our Annual User's Conference in Palm Springs last April and it was extremely well received.

To help drive license revenue growth in 2003, the new architecture will offer a much richer value proposition to our customers, channel, and system integration partners. The new product platform, with its inherent flexibility and purpose-built design, will be instrumental in securing key customer wins in new market segments, and in establishing strong channel partnerships with firms seeking a robust, highly scalable and fully embeddable interaction management engine. This new platform will also enable major system integration companies to leverage an open, standards-based technology platform to drive significant services opportunities.

The Company has already made solid progress on the partnering front. During the year, the Company signed two significant channel resellers. These channel relationships include a global OEM contract with JD Edwards, the leading supplier of business applications software for the mid market, where the Company's interaction management products will be embedded within JD Edwards' CRM and ERP application suites. The second channel relationship is a reselling agreement with McKesson Healthcare for the vertical healthcare market. The Company will be integrating its interaction management product with McKesson's HealthcareCRM solution for hospitals and medical clinics.

With the planned introduction of our next generation product in mid 2003, the cost cutting measures already taken, and the sell through potential of our new channel partnerships, we believe the Company is well positioned to achieve profitability.

We would like to thank our customers, investors, employees, and partners around the world for their patience and support during these challenging times.

Sincerely,



Kevin G. Kerns
CEO, President

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission File Number 000-30654

APROPOS TECHNOLOGY, INC.

(Exact name of registrant as specified in its charter)

Illinois	36-3644751
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

One Tower Lane, 12th Floor
Oakbrook Terrace, Illinois 60181
(Address of principal executive offices, including zip code)

(630) 472-9600
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12 (b) of the Act: None
Securities registered pursuant to Section 12 (g) of the Act:
Common Shares, par value $0.01 per share
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendments to the Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's voting shares held by non-affiliates of the registrant (based upon the per share closing sale price of $2.05 on June 28, 2002, and for the purpose of this calculation only, the assumption that all of the registrant's directors and executive officers are affiliates) was approximately $27,000,000.

The number of shares outstanding of the registrant's Common Shares, par value $0.01 per share, as of March 14, 2003, was 16,683,424.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the following documents are incorporated by reference into this report:
Notice of Annual Meeting of Shareholders and Proxy Statement for the Annual Meeting of Shareholders
(the "2003 Proxy Statement") (Part III)

FORWARD-LOOKING STATEMENTS

Except for historical information, the matters discussed in this Annual Report on Form 10-K are forward-looking statements made pursuant to the safe harbor provisions for forward-looking statements described in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company's current expectations and are subject to a number of risks, uncertainties, and assumptions relating to the Company's operations, financial condition, and results of operations. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may differ significantly from results expressed or implied in any forward-looking statement made by the Company in this Annual Report. These and other risks are detailed elsewhere in this Annual Report under "Risk Factors Associated With Apropos' Business and Future Operating Results." The Company does not undertake any obligation to revise these forward-looking statements to reflect future events or circumstances.

Part I

ITEM 1. BUSINESS.

The Company

Apropos Technology, Inc. ("Apropos" or the "Company") develops, markets, and supports a leading real-time, multi-channel interaction management application platform for managing customer interactions across a variety of communications channels, including E-mail, Fax, Web, and Voice. Apropos' solution enhances customer relationship management applications, such as sales, marketing, and service, through intelligent, value-based management of all interactions. The Company's product offers on-line customers the flexibility to interact with businesses over the Internet, through E-mail, or Web Collaboration, and also provides access to human assistance through either an interactive Web Chat or Voice interaction, to help in completing a sales or service transaction.

The Company's customer interaction management software enables customers to prioritize, route, and respond to customer interactions across multiple communications channels based on a single set of business rules. Apropos' customers can establish business rules to manage customer interactions based on their business value or service level. For example, customers can, on a real-time basis; (1) route specific types of customer interactions to an agent based on that agent's particular skills and (2) adjust the number of interactions and agents assigned to a queue to ensure maximum responsiveness to the customer. Customers can also monitor the status of each interaction and the performance of each contact center agent. Apropos' solution provides comprehensive real-time and historical reporting on each customer interaction and on the contact center resources necessary to manage those interactions.

The Company commenced operations in 1989. From inception to 1995, the Company generated modest revenues from consulting services while its primary operating activities consisted of research and development. In March 1995, the Company began shipping its first software product. The Company's customers utilize its solution for a variety of applications such as sales, customer service and support; help desk, and field service. The Company has a diverse customer base in excess of 300 customers located in over 20 countries.

The Company was incorporated in 1989 in Illinois. Its principal executive offices are located at One Tower Lane, 12th Floor, Oakbrook Terrace, Illinois 60181, and its telephone number at that address is (630) 472-9600. Apropos maintains a Web site at *www.apropos.com*. Information contained on the Company's Web site is not incorporated into this Annual Report.

The Company makes available free of charge on its website, its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission. The Company's Internet website and the information contained therein are not incorporated into this Annual Report on Form 10-K.

The Apropos Solution

Introduction

The Company believes that in order to provide superior service and enhance customer loyalty and retention, businesses need to provide customers with a variety of choices in how they interact with their business. Businesses need a multi-channel solution that can support their business initiatives while maintaining or improving service levels. As a result, businesses face significant challenges in managing and optimizing traditional Voice and new Internet-based customer interactions. These challenges include:

- added complexity as a result of the need to receive and respond to customer interactions across a variety of communication channels;
- a need for additional skills and resources to respond to E-mail and Web-based interactions;

- heightened customer demands for high quality service regardless of the communication channels used; and
- a need for better insight into the overall performance of the contact center due to the increased number and type of customer interactions.

Capabilities

The Company's product is designed to be interoperable with most communications systems and business applications and scaleable through its modular architecture. Apropos has a patented "universal queuing" capability, which allows voice, email and other communication media to be blended into a single queuing environment. Each interaction type may be prioritized uniquely based on the business value of each interaction.

The Company believes that in order for businesses to meet the needs of emerging multi-channel customer contact centers, they need a comprehensive solution that enables them to provide high quality service across multiple communication channels. The Company's solution provides the following benefits to its customers:

Seamless management of multiple communication channels through one business rules driven interface. Apropos' solution is designed to allow customers to manage customer interactions on a real-time basis across a variety of communication channels, through one business rules driven interface. Customers can establish business rules to manage customer interactions based on their business value or service level regardless of whether the customer made the contact via the Internet or telephone.

Comprehensive real-time information. Apropos' solution provides real-time information on the overall performance of the contact center. Supervisors receive information that enables them to immediately react to changing business conditions. For example, if one or more agents are servicing E-mail interactions and a supervisor is notified that a queue of incoming Voice calls has exceeded pre-defined thresholds, the supervisor can reassign these E-mail agents to handle the Voice calls with a simple mouse click.

Integrated decision management reporting capabilities. Apropos' decision management application enables its customers to view historical reports through an advanced Web-based interface. It provides information on contact center performance by the hour, shift, day, or month. The Company's solution reports on critical aspects of the contact center's operation, including agent performance, interaction volume, interaction types, and interaction disposition. It provides "cradle-to-grave" reporting on each interaction, from initial customer contact to closure, allowing customers to better understand the entire interaction cycle. The decision management application also combines customer interaction information across multiple communication channels in a single integrated report allowing customers to better understand and manage their business.

Interoperability. Apropos' solution is designed to operate within the existing infrastructure of an enterprise, including traditional Voice and VoIP systems, E-mail, and Web servers. The Company's solution is also interoperable with most customer business applications, thereby providing the necessary integration between the incoming interaction, business application, and historical customer data. As the trend of consolidation within industries continues, the Company believes that the ability of its solution to operate within a variety of different communications environments and applications provides a significant benefit to its customers as they integrate new businesses.

Modularity. The modular design of Apropos' solution allows its customers to add functionality as their needs evolve. For example, customers may initially choose to implement the Company's solution for their traditional voice-based call center and then add other media types, such as E-mail and Web, as they further develop their business strategies. The Company believes the ability to easily add functionality is extremely important to its customers as they transition from traditional Voice-based call centers to multi-channel contact centers.

Scalability. Apropos' solution is designed to allow for maximum scalability, providing a variety of system configurations that can complement the deployment needs of its customer base. The solution uses internal messaging software to enable the distribution of various system applications across wide area, local area, and IP-based networks. As a customer's business grows, the Company's solution can be configured for additional capacity, currently up to 1000 agents.

Rapid implementation. Apropos has developed a repeatable consulting, design, and delivery methodology ("Apropos Methods") that is followed by its application consultants, professional services team, and partners, based on Apropos' experience in implementing multi-channel contact centers. Apropos Methods allows the Company's customers to accurately estimate the resources required to implement their multi-channel contact center solution. In addition, the Company's software is designed with several unique tools to insure rapid

implementation and integration with its customers' business applications. Apropos Methods also allows the Company to quickly and effectively train its partners in the implementation requirements of its solution.

Flexibility. A customer can configure and administer Apropos' solution through its Web-based application interface. This approach is easier and more cost-effective than traditional hardware-based systems, which may require code modifications and recompilation. Customers can configure the Company's solution over a number of locations and can connect remote users, such as agents working from home. For example, when a hurricane disabled a customer's contact center, the Company's solution permitted its customer to rapidly establish full service at another geographic location.

Lower total cost of ownership. Apropos' integrated software-based solution results in a lower total cost of ownership in comparison to multiple point products, which require integration and maintenance of various and disparate hardware and software products.

Support of converged Voice and data networks. Apropos' solution supports its customers' desires to transition from traditional circuit-switched communications infrastructure to IP-based infrastructures. The ability to support both traditional circuit-switched voice and IP-based voice enables the Company's customers to take advantage of the benefits of high performance converged Voice and data networks, without requiring total displacement of their existing infrastructure.

Software Products

The Company provides its solution via a product suite consisting of seven integrated system components. The components of Apropos' Multi-Channel Interaction Management Suite include Apropos Interaction Manager, Apropos Management Tools (Apropos Resource Manager, Apropos Decision Manager, Apropos Administrator and Application Designer) and Apropos User Applications (Apropos Agent and Interaction Vault™).

Apropos Interaction Manager

- Apropos Interaction Manager is the core of the Apropos solution enabling seamless, intelligent management of all interaction types based upon real-time customer value, as well as interaction value through Apropos' universal multi-channel queue. The Apropos solution is built upon a fully integrated architecture, enabling Interaction Manger to classify, prioritize and personalize all interactions, regardless of media channel. Apropos' unique architecture enables the same management tools and application development environment to be used across all media types. This single point of control allows businesses to easily create and deploy the business rules that efficiently manage their center(s). Interaction Manager supports all communication channels—Voice, E-Mail, Web, Fax, and Task Management—which allows customers to interact however they choose, while providing the enterprise with a single interface to effectively track and manage all customer interactions in real-time.

Management Tools

- Apropos Resource Manager. The Apropos Resource Manager is a flexible application used to monitor one or multiple contact centers, individual groups, and remote representatives. Interactions received by the system can be tracked, alarmed, and reported on, providing contact center managers with accurate data on the total number and type of interactions received, how many have been serviced, by whom, for how long, and with what disposition.

- Apropos Decision Manager. The Company believes that the Apropos Decision Manager is one of the most comprehensive contact center reporting systems available, providing visibility into many of the business processes that impact a customer's contact center. The cradle-to-grave reporting structure provides information on all aspects of the interaction process, and will help highlight where changes to business processes may be necessary. Life-cycle reports on the performance of users, queues, and interactions may be scheduled or run on-demand, and can be accessed from anywhere via a standard Web browser.

- Apropos Administrator. The Apropos Administrator manages the system-wide configuration of agents, supervisors and server ports, for all interaction types, and the Administrator is used to establish and modify the business rules for a particular contact center. Using this application, a system administrator can add, move, or change the profiles for agents, supervisors, queues, queue groups, and workgroups. The Administrator is also used to establish the prioritization of each interaction type, based on the customer's business needs, and allows creation and execution of escalation procedures for specific interactions.

- Application Designer. The Application Designer, Apropos' interaction flow script generator, provides a graphical user interface (GUI) environment for the easy development and customization of business-rules driven interaction flow scripts. The GUI environment displays script progress using colored icons to represent system functions in an interaction sequence. The icons are simply dragged to any location on the interaction flow canvas and connected to other icons by drawing lines between them with the click of a button. This significantly enhances and accelerates the interaction flow script development process.

User Applications

- Apropos Agent. The Apropos Agent provides information about an incoming interaction (voice, email, or web) before the interaction is taken. Through its patented visual multimedia queue and "preview interaction" capabilities, the Apropos Agent is able to display incoming and outgoing customer interaction requests based on interaction type, priority, or specific business rules. The Apropos Agent is fully scriptable to support "screen pops" and easy integration to all major customer resource management and third party applications. The Apropos Agent integrates and manages all types of interactions including inbound calls, Voice messaging, E-mail, Web contacts, abandoned calls, outbound calls, and Fax.

- Interaction Vault™. Interaction Vault (iVault) creates an archived record of all customer interactions including Voice, E-mail and Web. It is browser based and provides full search capabilities that allow agents and supervisors to immediately access, view, and drill down through the complete history of any interaction based on date, time, customer, or business data. The iVault database stores all data, recorded messages, media transcripts, and attachments in a single storage and retrieval source. It documents the course of an interaction from the point that it enters the contact center, tracks it through one or more agents, and monitors it until it is completely handled and brought to closure.

Technology

The Company's Version 5 software is based on its proprietary distributed application-based architecture. The architecture of the Company's software relies upon industry standards and employs several leading technologies, such as the following programming languages: Java, C++, Microsoft Foundation Class, or MFC, and Active Server Pages, or ASP. The Company's architecture provides a unified method for managing incoming and outgoing multi-channel interactions. The technologies providing this capability include multi-channel integration technologies, an interaction distribution engine, messaging software, business application integration software, comprehensive decision management reporting software, real-time resource management software, and administration technology.

Third Party Software

The Company sells third party software, which is included with its product. This software includes:

- Crystal Reports, an off-the-shelf software package used to create report templates;
- CT Connect, switch-link software used to integrate with external phone systems;
- Sybase SQL Anywhere Studio, a database management application;
- PC Anywhere, an off-the-shelf communications package used for remote troubleshooting; and
- FACSys, an off-the-shelf software package used to support the solutions faxing capabilities.

The Company has commercial agreements with Crystal Decisions; Intel Corporation (CT Connect); Anywhere Solutions, Inc.; Sybase, Inc.; and Optus Software (FACSys) for the purchase and distribution of their respective software. The Company purchases PC Anywhere from a third party reseller. If one or more of these third parties ceases to sell their software, the Company will need to modify its product to use an alternative supplier or eliminate the affected product function, either of which could have a material adverse effect on its business, financial condition and results of operations.

Product Offerings

Product offering for calendar 2002 was:

- Apropos Version 5. This is the Company's current product, Multi-Channel Interaction Management Suite. It provides management of customer interactions within a single, fully-integrated solution. The Apropos solution provides business-rules driven prioritization and escalation, so companies can individually manage each interaction based on its value to the business. Key new features include enhanced E-mail and Web interaction handling tools, enterprise-class service for geographically dispersed contact centers, an application platform that can easily support the migration to emerging Voice-over-IP (VoIP) solutions, Task Management, and

Interaction Vault interaction archival and retrieval solution. In addition, Apropos provides real-time information on all interaction types to enable contact center managers to better manage, monitor, and report on contact center activity.

In order to further penetrate global markets, the Company developed new internationalized versions of its software for use outside of North America. The Company has adapted its software to provide a platform for foreign language versions of its software, including full support for multi-byte characters such as Chinese and Japanese. The Company expects to continue to develop and release additional language versions of its software as its international customer base grows.

In 2002, the Company released an updated version of its Version 5 Multi-Channel Interaction Management Suite that includes complete native support for many of the industry's leading VoIP platforms. This updated version supports the use of TAPI/WAV, a communication protocol that implements the voice and data path over IP data packets. This allows an interface between the Apropos product and various IP-Telephony products thereby providing a pure standalone software solution to intelligently route voice traffic over the corporate data network.

Throughout 2002 and the first quarter of 2003, the Company has been developing its next version release which will provide an open, web-architected application platform, with increased scalability, fully embeddable desktop controls, and greater system-level reliability for large scale multi-site contact centers. The Company anticipates release of its new product version in mid 2003.

Services and Hardware

Professional Services

The Company believes the professional services used to implement its product are paramount to customer satisfaction. The Company provides application consulting, project management, integration services, installation services, and training to its customers.

In addition to its software offerings, the Company provides its customers with a full range of professional services to assist the customer in implementing and utilizing the software. The Company has developed an implementation methodology, Apropos Methods, which is focused on delivering high quality solutions to its customers. Through the use of Apropos Methods, each project is delivered in a consistent and repeatable manner. This methodology helps manage the risk of project overruns, budget overages, and the delivery of a solution that does not meet the Company's customer's expectations.

The Company ensures the proper implementation and execution of its product suite through its own learning center. The Company provides instructor-led technical education about its core and related technology. Apropos offers courses that support performance requirements of customers, partners, and employees. The Company also provides Internet-based and instructor-led courses to its customers' contact center management, supervisors, and agents.

Customer Support and Enhancement Services

The Company provides support for its solution as well as support for its customer's specific integration of the Apropos solution. Apropos' customer service professionals can be reached via phone, fax, E-mail, or Web-based communications. The Company has historically provided product support for the current version plus the previous version of the Company's products. Customers on older versions are encouraged to upgrade to the current version. The center is staffed with trained professionals who have experience in the software and communications industries. The Company uses its solution to manage its own multi-channel contact center, so the Company can understand its customer's needs from a user's perspective. The Company typically establishes a support agreement for a period of one year with its customers. As of December 31, 2002, approximately 86.0% of Apropos' customers had an active support agreement.

Hardware

The Company also provides certain third party hardware products, such as telephony cards, required to implement its solution. Revenue from the sale of hardware constituted 0.8%, 0.5%, and 3.9% of the Company's total revenue for 2002, 2001 and 2000, respectively, and is included in revenue from services and other. Management made a decision in late 1999 to de-emphasize direct sales of hardware and instead outsource these requirements to certified systems integrators.

Sales and Distribution

The Company sells its products and services directly to its customers. In addition, the Company's products are sold indirectly to customers via resellers and original equipment manufacturers (OEMs). Under these indirect selling arrangements, the Company typically does not provide services to the end-customer.

Direct sales force. The Company has a direct sales force in the United States that consists of regional sales managers and application consultants. Regional sales managers have direct responsibility for selling and account management, while application consultants provide analysis and design of the solution to ensure the sales proposal covers all aspects of the customers' needs. Application consultants also provide the foundation for the implementation and delivery of the solution to ensure customer satisfaction.

The Company currently has regional sales managers in California, New Jersey, North Carolina, Texas, and Virginia, in addition to its corporate headquarters in Illinois. The Company currently has application consultants to support the direct sales force. The Company's international direct sales are managed from its offices in Buckinghamshire, United Kingdom and Singapore. The Company's international sales force as of December 31, 2002 includes four salespersons and four application consultants.

Resellers. The Company currently has a network of 7 resellers that distribute and implement its solution. The Company's value-added resellers, or VARs, are an extension of its direct sales force and have taken the Company's solution into their portfolio. The VARs have extensive experience in the contact center market and customer relationship management industry. The Company currently has resellers in the following countries: Canada, China (Hong Kong), Japan, the Netherlands and South Africa.

OEMs. The Company currently has three partners who brand its solution under their corporate name. Mitel Corporation sells and markets the Company's solution under the name Mitel Call Center Commander. 3Com Corporation and J. D. Edwards and Co. sell and market the Company's solution under their own respective names.

The Company will continue its emphasis on developing and selling software and de-emphasize sales of services, which has significantly lower profit margins. The Company plans to continue to outsource the implementation function to VARs, OEMs, and system integrators as the Company develops and expands its strategic partners.

The Company plans to expand the number of VAR and OEM partners in North America, Europe, Asia, and Australia. In addition, the Company plans to focus its expansion efforts on developing strategic partnerships with system integrators. The Company believes these efforts will result in increased sales and market penetration of its solution.

Marketing

The Company's marketing efforts are focused on developing and executing sales lead generation programs that result in qualified customer leads, developing market awareness of its products and services, and developing marketing programs that support its strategic partners.

The Company has developed several marketing programs to accomplish these goals, including:

- A co-marketing program through the Apropos Global Alliance Program;
- A global web-based seminar series;
- Coverage by market research firms;
- Direct marketing programs;
- Public relations activities;
- Traditional print and online advertising;
- Web site marketing; and
- Editorial placements.

The Company's Global Alliance Program provides a wide array of opportunities to expand and enhance the product and service offerings of the Company's strategic partners. The Company targets enterprise application companies and system integrators to participate in the program. In some cases, the Company participates in similar programs sponsored by these partners. The programs provide for joint software development or joint marketing opportunities to generate sales leads and referrals. The Company's application partners consist of enterprise software providers, such as Onyx Software Corporation, Peregrine Systems, Inc., PeopleSoft, Inc., Remedy, a BMC software company, SAP, Siebel Systems, Inc and XP Systems, Inc. Service partners consist of system integrators that provide professional services resources to implement the Company's solution.

The Company believes building market and brand awareness of Apropos and its product will be essential, as it competes against larger traditional contact center suppliers. The Company intends to continue to build its market and brand awareness by expanding its channel and partnership efforts.

Customers

The Company has a diverse base of over 300 customers that utilize its solution for a variety of applications, such as customer service and support, help desks, and field service management. During 2002, approximately 56.0% of the Company's software revenues were derived from new customers. Notable new customers for 2002 include Agile Software Corporation, Associated News, Open University and the Canadian Wheat Board. Contributors to 2002 revenues from the Company's existing customer base include Nokia Corporation, Australian Administration Services, Veritas Software Corporation, Depository Trust Corporation, and ABN AMRO Service Company. The Company has customers in many different industries and is not dependent on any specific industry. The Company had no customers during 2002 or 2001 that represented more than 10% of its total revenues. In 2000, one customer accounted for 11.5% of the Company's total revenues.

New orders for the Company's product increasingly include Voice and Internet-based functionality, such as E-mail and Web. During 2002, approximately 71.0% of new customers selected the Company's multi-channel product solution.

Revenues from the Company's international sales as a percentage of total revenue were 27.3%, 21.0%, and 22.3% in 2002, 2001 and 2000, respectively.

The Company intends to expand its customer base by, among other things, expanding the number of its strategic partners and leveraging their distribution capabilities to sell the Company's product, increasing the Company's co-marketing activities with its strategic partners and increasing its market and brand awareness.

Competition

Competitive global markets and the increasing acceptance of the Internet as an important medium for business and customer interaction have led to greater customer demands for higher levels of service, responsiveness, convenience, personalization, and quality. With the growth of Internet-based communications and commerce, businesses must provide consistent high quality customer care and service across a variety of communications media. Providing an appropriate level of service in this environment is more complex than in the past when customer interactions were primarily voice-based and businesses provided service to their customers through traditional voice call centers. In the future, the Company believes that an increasing number of customer interactions will be through Internet-based communications, such as E-mail and Web-based contacts.

The market for the Company's product is highly competitive. The Company makes no assurance that it will be able to compete successfully against current and future competitors. The Company's competition comes from several different market segments, including:

- Platform providers such as Aspect Telecommunications Corporation, Avaya Inc., Cisco Systems, Inc., Nortel Networks Corporation, Rockwell International Corporation, and Siemens Corporation;
- Interaction management solution providers such as Genesys Telecommunications Laboratories, Inc., which was acquired by Alcatel SA, and Interactive Intelligence, Inc.;
- Point solution providers such as eGain Communications Corporation; and
- Other regional solution providers.

The Company believes that the principal competitive factors in its market include product performance and features, quality of customer support and service, time to implement, product scalability, sales and distribution capabilities, and overall cost of ownership. Although the Company believes that its solution currently competes favorably with respect to these factors, the Company's market is relatively new and evolving rapidly. The Company may not be able to maintain its competitive position against current and potential competitors, especially those with greater financial, marketing, service, support, and technical resources.

Many of the Company's current and potential competitors have longer operating histories, greater financial, technical, marketing, customer service and other resources, greater name recognition, and a larger installed base of customers than Apropos does. In the past several years, large, well-capitalized companies have acquired or invested in a number of the Company's current and potential competitors. As a result, these competitors may be able (1) to respond to new or emerging technologies and changes in customer requirements faster and more effectively than Apropos can, and (2) to devote greater resources to the development, promotion, and sale

of products than Apropos can. Current competitors have merged with or acquired other competitors or established cooperative relationships with other competitors to increase and expand the features and capabilities of their products. If these competitors were to acquire additional market share, it could have a material adverse effect on the Company's business, financial condition, and results of operations.

Research and Development

The Company believes that its product development capabilities are essential to its strategy of expanding its leading technology position. The Company's engineering team consists of 60 engineers and software developers with experience in Voice communications, E-mail, and Web technology. The Company believes the combination of diverse technical and communications expertise contributes to the highly integrated functionality of its product. The Company spent $7.9 million, $8.1 million, and $7.2 million in 2002, 2001 and 2000, respectively, on research and development.

The Company has invested significant time and resources in creating a structured process for undertaking all product development. A formal product introduction process is used as a framework for defining, developing, and delivering products to the market.

Intellectual Property and Other Proprietary Rights

To protect the Company's proprietary rights, it relies primarily on a combination of:

- Patent, copyright, trademark and trade secret laws;
- Confidentiality agreements with employees and third parties; and
- Protective contractual provisions such as those contained in license and other agreements with consultants, suppliers, strategic partners, resellers, and customers.

The Company has not signed agreements containing protective contractual provisions in every case and the contractual provisions that are in place and the protection they provide vary and may not provide the Company with adequate protection in all circumstances. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may copy aspects of its products and obtain and use information that the Company regards as proprietary. Other parties may breach confidentiality agreements and other protective contracts entered into with the Company, and the Company may not become aware of these breaches or have adequate remedies for them.

Apropos generally requires its employees to enter into confidentiality agreements containing non-disclosure, non-competition, and non-solicitation provisions. When they begin employment, the Company's employees also generally sign offer letters specifying the basic terms and conditions of their employment.

Apropos currently has nine patents granted in the United States and one patent granted in each of Ireland, the Netherlands, and the United Kingdom. These patents cover a system and method for:

- Distributing and routing calls as electronic interactions and allowing agents to select calls from a visible queue at their desktop;
- Collecting and grouping caller identifications and associating them with third party databases;
- Recording calls along with information related to the calls which is used to retrieve the recorded calls; and
- Blending electronic interactions, such as voice mail, outbound calls, E-mail, Web-based communications, and fax, for queuing and distribution to agents.

The Company also has two pending U.S. patent applications that relate to the systems and methods described above. None of the Company's patents expire before June 2012.

The Company has several pending U.S. trademark applications.

See "Item 3. Legal Proceedings" for a description of a claim received by the Company from a competitor claiming that the Company's product utilizes technologies pioneered and patented by such competitor.

Employees

As of December 31, 2002, Apropos had 163 employees worldwide, including 49 in sales and marketing, 60 in research and development, 32 in service and support, and 22 in finance and administration.

The Company's future success also depends on its continuing ability to attract, train, and retain highly qualified technical, sales, and managerial personnel. The Company can give no assurance that it can retain or attract key personnel in the future. None of its employees are represented by a labor union. The Company has not experienced any work stoppages and considers its relations with its employees to be good.

Executive Officers of the Company.

Kevin G. Kerns; age 44; Chief Executive Officer and President.

Mr. Kerns joined Apropos in January 1996 as President and Chief Operating Officer. He was appointed as a director in 1996. In 1998, Mr. Kerns was named Chief Executive Officer. From 1989 through 1995, Mr. Kerns established and led a strategic software consulting firm, Mandalay Associates, based in Dallas, Texas.

Francis J. Leonard; age 47; Chief Financial Officer and Vice President.

Mr. Leonard joined Apropos in July 2000 as Chief Financial Officer. Prior to joining Apropos, Mr. Leonard was employed at BT Office Products, a distributor of office products and furniture, from 1995 to 2000. Mr. Leonard served as VP Finance, Chief Financial Officer from 1997 to 2000, and prior to that as Corporate Controller, Chief Accounting Officer.

David Ashworth; age 53; Senior Vice President, EMEA Operations.

Mr. Ashworth joined Apropos in November 2001 as Senior Vice President, EMEA Operations. Prior to joining Apropos, Mr. Ashworth was employed at BEA Systems, an enterprise application infrastructure software company, from 1999 to 2001. Mr. Ashworth initially served as UK Managing Director of BEA Systems, Ltd. and later as Vice President of Global Accounts. Prior to BEA Systems, Mr. Ashworth spent five years with Sybase Corporation, a provider of client-server software, as the Channel Sales Director for Northern EMEA and Strategic Alliance Director for EMEA.

Jeffry Finochiaro; age 43; Senior Vice President of Sales and Services—Americas.

Mr. Finochiaro joined Apropos in January 2002 as Senior Vice President of Sales—Americas. Prior to joining Apropos, Mr. Finochiaro, a Director at Deloitte Consulting, was responsible for business development for the firm's energy/utility practice for the North and South America region from 2000 to 2002. Prior to Deloitte Consulting, Mr. Finochiaro was Vice President of Business Development for NeoForma, a healthcare supply chain solutions company, from 1999 to 2000. At McHugh Software, a provider of logistics software solutions, Mr. Finochairo was the Senior Vice President of Worldwide Sales from 1996 to 1999.

ITEM 2. FACILITIES.

The Company leases approximately 43,100 square feet of office space in its headquarters building in Oakbrook Terrace, Illinois. The lease expires in May 2006. As of December 31, 2002, future minimum lease payments under this lease approximated $4.4 million. The Company leases space for its European headquarters in Buckinghamshire, United Kingdom, which consists of approximately 3,600 square feet. This lease expires April 2005. As of December 31, 2002, future minimum lease payments under this lease approximated $1.0 million. The Company also leases space for selected sales offices. These leases are short-term leases.

Apropos believes that its existing facilities are adequate for its current needs and that additional space will be available as needed.

ITEM 3. LEGAL PROCEEDINGS.

In June 1999 and August 2000, the Company received letters from Rockwell Electronic Commerce Corporation claiming that the Company's product utilizes technologies pioneered and patented by that competitor and suggesting that the Company discuss the terms of a potential license of their technologies. In January 2000, Rockwell filed a complaint in the United States District Court for the Northern District of Illinois asserting that the Company had infringed four of its patents identified in Rockwell's previous correspondence. The complaint sought a permanent injunction and unspecified damages. The Court held a hearing in February 2001 to construe key terms in the claims of Rockwell's patents. In January 2002, the Court issued its "Findings of Fact and Conclusions of Law After Trial" in which it construed the key terms of the claims. In November 2002, Rockwell and the Company settled the patent claims by entering into cross licensing agreements utilizing selected patents from each of their portfolios. These agreements settle all litigation between the parties with

no prior or future license fees payable by the Company. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Risk Factors Associated With Apropos' Business and Future Operating Results—'Infringement claims could adversely affect the Company.'"

In November 2001, the Company was named as a defendant in several shareholder class action litigations that have been filed in federal court in Chicago against the Company, certain of its current and former directors and officers, and the underwriters of the Company's initial public offering. These litigations are allegedly brought on behalf of purchasers of the Company's stock, and assert that the Company violated the federal securities laws by making misstatements and omissions in its Registration Statement and Prospectus in connection with the Company's initial public offering in February 2000. These litigations seek unspecified damages. In April 2002 an amended consolidated complaint was filed which supersedes the original, separate complaints. The Company has moved to dismiss that complaint in its entirety on various legal grounds, and its motion is currently pending. Although legal proceedings are inherently uncertain and their ultimate outcome cannot be predicted with certainty, the Company believes the allegations are without merit and intends to defend the litigation vigorously. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Other Risks—'If the Company's share price continues to be weak or volatile, it may become subject to securities litigation, which is expensive and could divert its resources.'"

The Company has been named as a nominal defendant in a shareholder derivative action filed on February 26, 2002 against certain of its present and former directors and officers. The complaint alleges, among other things, that the alleged conduct challenged in the securities cases pending against the Company in Chicago (described above) constitutes a breach of the defendants' fiduciary duties to the Company. The Complaint seeks unspecified money damages and other relief ostensibly on behalf of the Company. On August 27, 2002, the plaintiffs filed an Amended Complaint. Because the allegations in this action are similar to those in the federal securities case described above, the parties have jointly moved the court for an order staying this derivative action pending the federal court's decision of the Company's motion to dismiss. If the joint stay motion is allowed no further response to the lawsuit will be due from the defendants until the federal court decides the motion to dismiss.

In November 2001, the Company was named as a defendant in shareholder class action litigation that has been filed in federal court in New York City against the Company and certain of its current and former officers and the underwriters of the Company's initial public offering ("IPO"). This lawsuit, alleges, among other things, that the underwriters of the Company's IPO improperly required their customers to pay the underwriters excessive commissions and to agree to buy additional shares of the Company's stock in the aftermarket as conditions of receiving shares in the Company's IPO. The lawsuit further claims that these supposed practices of the underwriters should have been disclosed in the Company's IPO prospectus and registration statement. In April 2002, an amended complaint was filed which, like the original complaint, alleges violations of the registration and antifraud provisions of the federal securities laws and seeks unspecified damages. The Company understands that various other plaintiffs have filed substantially similar class action cases against approximately 300 other publicly traded companies and their public offering underwriters in New York City, which along with the case against the Company have all been transferred to a single federal district judge for purposes of coordinated case management. On July 15, 2002, the Company, together with the other issuers named as defendants in these coordinated proceedings, filed a collective motion to dismiss the consolidated amended complaints against them on various legal grounds common to all or most of the issuer defendants. This motion is currently pending. On October 9, 2002, the Court approved a stipulation between the plaintiffs and all of the individual defendants providing for the dismissal of the individual defendants without prejudice. Although legal proceedings are inherently uncertain and their ultimate outcome cannot be predicted with certainty, the Company believes that the claims against the Company are without merit, and intends to defend the litigation vigorously. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Other Risks—'If the Company's share price continues to be volatile, it may become subject to securities litigation, which is expensive and could divert its resources.'"

The Company is a party in various other disputes and litigation that have arisen in the course of the Company's business. In the opinion of management, based upon consultation with legal counsel, although legal proceedings cannot be predicted with certainty, the ultimate outcome of these disputes and lawsuits are not expected to have a material impact on the Company's financial position or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

None.

Part II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS.

Apropos' Common Shares trade on the Nasdaq National Market under the symbol "APRS." The following table sets forth for the periods indicated the high and low sale prices of the Company's Common Shares, as reported by Nasdaq. Such quotations reflect inter-dealer prices without markup, markdown or commissions and may not necessarily represent actual transactions.

	Price range of Common Shares			
	2002		2001	
	High	Low	High	Low
First quarter	$2.990	$2.100	$8.875	$2.922
Second quarter	2.520	1.830	3.750	2.070
Third quarter	2.150	1.200	3.000	1.160
Fourth quarter	1.790	1.050	2.700	0.880

At March 14, 2003, there were 124 shareholders of record and 16,683,424 Common Shares outstanding.

The Company has not paid any dividends in the past and does not intend to pay cash dividends on its Common Shares for the foreseeable future. Instead, the Company intends to retain all earnings for use in the operation and expansion of its business. The Company's board of directors will make any future determination of the payment of dividends based upon various factors then existing, including, but not limited to, the Company's financial condition, operating results, and current and anticipated cash needs. The payment of dividends may be limited by capital and financing agreements that the Company may enter into in the future.

On February 23, 2000, Apropos consummated its initial public offering of its Common Shares, $0.01 par value. The 3,977,500 Common Shares sold in the offering at $22.00 per Share were registered under the Securities Act of 1933, as amended, on a Registration Statement on Form S-1 (Reg. No. 333-90873) that was declared effective by the SEC on February 16, 2000. The net offering proceeds to Apropos, after deducting underwriter discounts and commissions and expenses payable by the Company, were approximately $79.3 million. From the effective date of such Registration Statement to December 31, 2002, approximately $10.2 million of the net proceeds were used for the repayment of debt and approximately $27.1 million were used for general corporate purposes including operating losses, working capital, and capital expenditures. The balance of the net proceeds was held primarily in commercial paper and government obligations at December 31, 2002. Other than repayment of approximately $2.0 million in the aggregate of debt in favor of William Blair Capital Partners V, L.P., ARCH Venture Fund III, L.P., and The Ohio Partners, Ltd., none of the Company's expenses or use of proceeds from this Offering were direct or indirect payments to directors, officers, general partners of the Company or its associates, persons owning 10.0% or more of any class of equity securities in the Company, or affiliates of the Company.

During August 2000, the Company issued 24,068 Common Shares to ARCH Venture Fund III, L.P., upon exercise by ARCH of a warrant to purchase Common Shares. In accordance with the terms of the warrant, ARCH forfeited warrants to purchase 2,182 Common Shares with a fair market value on the date of exercise of approximately $23,000. No underwriters were involved in connection with the issuance of the Common Shares upon exercise of the warrant. The Common Shares were issued on reliance upon the exemption from registration available under Section 4(2) of the Securities Act of 1933, including Regulation D promulgated thereunder, as a transaction by an issuer not involving a public offering and the transaction involved the issuance and sale of Common Shares to a financially sophisticated entity who represented that it was aware of the Company's activities and business and financial condition, and who took the Common Shares for investment purposes and understood the ramifications of its actions. ARCH represented that it acquired the Common Shares for investment for its own account and not for distribution. The certificate representing the Common Shares issued has a legend stating that the shares have not been registered under the Securities Act of 1933 and cannot be transferred until properly registered under the Securities Act of 1933 or an exemption therefrom applies.

ITEM 6. SELECTED FINANCIAL DATA.

The following selected consolidated financial data should be read in conjunction with "Item 8. Financial Statements and Supplementary Data" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation," both included herein. The consolidated statement of operations data and the consolidated balance sheet data are derived from the audited consolidated financial statements of the Company.

	Year ended December 31				
in thousands, except per share data	**2002**	**2001**	**2000**	**1999**	**1998**
Consolidated Statement of Operations Data:					
Revenue:					
Software licenses	$8,259	$10,226	$19,359	$10,300	$5,697
Services and other (1)	12,635	12,182	12,236	8,400	3,720
Total revenue	20,894	22,408	31,595	18,700	9,417
Cost of goods and services:					
Cost of software	380	490	681	296	31
Cost of services and other (1)	5,744	7,259	8,038	6,145	3,359
Total cost of goods and services	6,124	7,749	8,719	6,441	3,390
Gross margin	14,770	14,659	22,876	12,259	6,027
Operating expenses:					
Sales and marketing	13,471	16,569	15,672	9,704	6,030
Research and development	7,878	8,076	7,160	4,441	2,805
General and administrative	8,115	7,458	9,002	5,035	2,167
Stock compensation charge	425	668	998	229	69
Restructuring and other charges	869	1,298	—	—	—
Total operating expenses	30,758	34,069	32,832	19,409	11,071
Operating loss	(15,988)	(19,410)	(9,956)	(7,150)	(5,044)
Other income (expense)	947	2,661	1,814	(1,359)	222
Net loss	$(15,041)	$(16,749)	$(8,142)	$(8,509)	$(4,822)
Basic and diluted loss per common share	$(0.90)	$(1.02)	$(0.57)	$(2.85)	$(1.64)
Weighted-average number of Common Shares outstanding (2)	16,723	16,483	14,360	2,983	2,947

	December 31				
in thousands	**2002**	**2001**	**2000**	**1999**	**1998**
Consolidated Balance Sheet Data:					
Cash, cash equivalents and short-term investments	$42,051	$53,897	$63,731	$3,467	$3,170
Working capital (deficit)	40,396	53,156	68,569	(1,418)	4,916
Total assets	48,512	63,724	81,303	15,434	8,649
Debt and capital lease obligations (3)	—	—	73	8,851	—
Convertible preferred shares	—	—	—	16,079	16,079
Total shareholders' equity (deficit)	42,810	57,562	73,273	(15,629)	(10,010)

(1) 2001 - 1998 have been restated to include rebillable travel costs as revenue and cost of services.
(2) 1999 and 1998 have been restated to reflect a seven-for-four stock split effective upon the consummation of the Company's initial public offering.
(3) Includes current portions.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.
The following discussion should be read in conjunction with the Company's consolidated financial statements and notes to those consolidated financial statements included elsewhere in this Annual Report.

Overview
The Company develops, markets, and supports a leading real-time, multi-channel interaction management application for managing customer interactions across a variety of communication channels, including E-mail, Fax, Web, and Voice. Apropos' solution enhances customer relationship management applications, such as sales, marketing, and service, through intelligent, value-based management of all interactions. The Company's product offers on-line customers the flexibility to interact with businesses over the Internet, through E-mail or Web collaboration, and also provides access to human assistance through either an interactive Web Chat or Voice interaction, to help in completing a sales or service transaction.

The Company's operations commenced in January 1989, and, from inception to early 1995, operating activities consisted primarily of research and development and consulting. As an integral part of the Company's growth strategy, during February 2000, the Company completed an initial public offering of 3,977,500 Common Shares (the "IPO") resulting in net proceeds to the Company of approximately $79.3 million.

Critical Accounting Policies

Revenue. The Company recognizes revenue from the sale of software and hardware upon delivery. The Company recognizes revenue from fees for implementation services using the percentage of completion method. The Company calculates percentage of completion based on the estimated total number of hours of service required to complete specific tasks in an implementation project and the specific tasks completed. The Company recognizes support and maintenance services ratably over the term of its maintenance contracts, which are typically annual contracts. Training services are recognized as such services are completed.

The Company derives revenue principally from the sale of software licenses and from fees for implementation, technical support, and training services. The Company also derives revenue from the sale of certain third party hardware products, such as telephony cards, required to implement its solution. Revenue from the sale of hardware constituted 0.8%, 0.5%, and 3.9% of the Company's total revenue for 2002, 2001 and 2000, respectively, and is included in revenue from services and other.

The Company markets its solution to its customers primarily through its direct sales force, value-added resellers, and original equipment manufacturers, or OEMs, in North America, Europe, South America, Asia, Africa, and Australia. Revenue generated via resellers and OEMs accounted for 19.5%, 21.0%, and 23.3% of the Company's total revenue for 2002, 2001 and 2000, respectively. Management expects that revenue derived from sales to resellers and OEMs may increase as a percentage of total revenue as the Company expands its product capabilities and focuses its sales efforts on its distribution channels.

The Company relies on its customers and resellers to submit purchase orders for its product and services. In addition, the Company enters into general sales contracts with its customers and resellers; however, none of its customers or resellers is obligated to purchase its product or its services pursuant to these contracts. All of the Company's sales contracts contain provisions regarding the following:

- product features and pricing;
- order dates, rescheduling, and cancellations;
- warranties and repair procedures; and
- support and training obligations.

Typically, these contracts provide that the exclusive remedy for breach of the Company's specified warranty is either a refund of the price paid or modification of the product to satisfy the warranty.

The Company has generally experienced a product sales cycle of six to nine months. The Company considers the life of the sales cycle to begin on the first face-to-face meeting with the prospective customer and end when product is shipped. The length of the sales cycle for customer orders depends on a number of factors including:

- a customer's awareness of the capabilities of the type of solutions Apropos sells and the amount of customer education required;

- concerns that the Company's customer may have about its limited operating history and track record and the Company's size compared to many of its larger competitors;
- a customer's budgetary constraints;
- the timing of a customer's budget cycles;
- concerns of the Company's customer about the introduction of new products by the Company or its competitors that would render its current product noncompetitive or obsolete; and
- downturns in general economic conditions, including reductions in demand for contact center services.

The Company's OEM contracts contain additional provisions regarding product technical specifications, labeling instructions, and other instructions regarding customization and rebranding. The Company's OEM contracts contain volume discounts.

Sales to customers outside the United States accounted for 27.3%, 21.0%, and 22.3% of the Company's total revenue during 2002, 2001 and 2000, respectively. Management expects the portion of the Company's total revenue derived from sales to customers outside the United States to be comparable in the foreseeable future.

Cost of goods and services. Cost of goods and services consists primarily of:

- payments for third party software used with the Company's product;
- the cost of compensation for technical support, education, and professional services personnel;
- other costs related to facilities and office equipment for technical support, education, and professional services personnel;
- the cost of third party hardware the Company resells as part of its solution; and
- the cost of reimbursable travel included in revenue.

The Company recognizes costs of software, maintenance, support and training services, and hardware as they are incurred. Costs of implementation services are recognized using the percentage of completion method described above.

Operating expenses. The Company generally recognizes its operating expenses as they are incurred. Sales and marketing expenses consist primarily of compensation, commission, and travel expenses along with other marketing expenses, including trade shows, public relations, telemarketing campaigns, and other promotional expenses. Research and development expenses consist primarily of compensation expenses for personnel and, to a lesser extent, independent contractors who adapt the Company's product for specific countries. General and administrative expenses consist primarily of compensation for administrative, financial, and information technology personnel and a number of non-allocable costs, including professional fees, legal fees, accounting fees, and bad debts.

The Company maintains an allowance for doubtful accounts to reflect the expected uncollectablility of accounts receivable based on past collection history and specific risks identified among uncollected accounts. Accounts receivable are charged to the allowance for doubtful accounts when the Company has determined that the receivable will not be collected. Accounts receivable balances are determined to be delinquent when the amount is past due based on the contractual terms with the customer.

Stock compensation charge. Stock compensation charge represents the difference at the grant date between the exercise price and the pre-IPO deemed fair value of the Common Shares underlying the options. This amount is being amortized over the vesting period of the individual options, which is typically four years. This non-cash expense results in a corresponding increase to Additional paid in capital. Subsequent to the IPO, the exercise price of all options granted is equal to the fair market value of the underlying Common Shares, resulting in no compensation charge.

Other income and expenses. Other income and expense relates primarily to interest earned and/or owed. Interest income is generated by the investment of cash raised in rounds of equity financing, most notably the IPO in February 2000. Interest expense is generated primarily from a charge for the fair market value of warrants issued in connection with 1999 financing arrangements and amounts owed under various financing arrangements. In February 2000, the Company retired all of its then outstanding debt with the net proceeds from the IPO, with the exception of capital leases.

Income taxes. The Company provides for income taxes under the liability method, which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, a valuation allowance is required against net deferred tax assets if, based upon the available evidence, it is more likely than

not that some or all of the deferred tax assets will not be realized. Management evaluates the recoverability of the deferred tax assets and the level of the valuation allowance. At such time as it is determined that it is more likely than not that deferred tax assets are realizable, the valuation allowance will be appropriately reduced.

Results of Operations

The following table sets forth, for the periods indicated, the percentage of total revenue represented by certain items included in the Company's "Consolidated Statements of Operations" in the consolidated financial statements. Percentages are calculated from operating results rounded to the nearest thousand and may not equal calculations from the numbers referenced below in this section which may be rounded to the nearest hundred thousand. Operating performance for any period is not necessarily indicative of performance for any future periods.

	Year ended December 31		
	2002	2001	2000
Revenue:			
Software licenses	39.5%	45.6%	61.3%
Services and other	60.5	54.4	38.7
Total revenue	100.0	100.0	100.0
Cost of goods and services:			
Cost of software	1.8	2.2	2.2
Cost of services and other	27.5	32.4	25.4
Total cost of goods and services	29.3	34.6	27.6
Gross margin	70.7	65.4	72.4
Operating expenses:			
Sales and marketing	64.5	73.9	49.6
Research and development	37.7	36.0	22.7
General and administrative	38.8	33.3	28.5
Stock compensation charge	2.0	3.0	3.1
Restructuring and other charges	4.2	5.8	0.0
Total operating expenses	147.2	152.0	103.9
Operating loss	(76.5)	(86.6)	(31.5)
Other income	4.5	11.9	5.7
Net loss	(72.0)%	(74.7)%	(25.8)%

Year Ended December 31, 2002, Compared to Year Ended December 31, 2001

Revenue. Total revenue decreased 6.8% to $20.9 million in 2002, from $22.4 million in 2001. Revenue from international sales increased by 21.3% to $5.7 million in 2002, from $4.7 million in 2001.

Revenue from software licenses decreased 19.2% to $8.3 million in 2002, from $10.2 million in 2001. The Company attributes this decrease in revenue principally to continued weakness in the economic environment in 2002. Indicative of the lower activity, total new system purchases were 36 and 39 for 2002 and 2001, respectively. Revenue from software licenses from new customers totaled 56% for 2002 compared to 49% for 2001. The Company also believes that revenue was impacted by an increasing emphasis on customers meeting only current needs with limited funding and limited expansion of infrastructure.

Revenue from services and other, consisting of professional services, customer support, hardware and rebillable expenses, increased 3.7% to $12.6 million in 2002, from $12.1 million in 2001. An increase in customer support revenue to $7.9 million in 2002 from $6.4 million in 2001 as a result of the Company's expanding customer base was principally offset by lower professional services due to fewer customers purchasing new systems and a related decrease in rebillable travel revenue.

Gross margin. Gross margins increased to 70.7% of total revenue in 2002, from 65.4% of total revenue in 2001. This increase was the result of higher staff utilization for professional services and customer support. Both periods include rebillable travel, which has no gross margin.

Gross margins from software licenses represented 95.4% of software revenue in 2002, and 95.2% of software revenue in 2001. The cost of software licenses consists primarily of third party software used in conjunction with the Company's software.

Gross margins from services and other represented 54.5% of services and other revenue in 2002, and 40.4% of services and other revenue in 2001. This improvement is due primarily to improved utilization of the streamlined professional services organization, including customer support.

Operating expenses. Operating expenses decreased 9.7% to $30.8 million in 2002, from $34.1 million in 2001. This decrease is primarily the result of reduced staffing levels. As a percentage of total revenue, operating expenses were 147.2% in 2002 and 152.0% in 2001. Total operating headcount decreased by 8.4% to 131 employees at December 31, 2002, from 143 employees at December 31, 2001.

Sales and marketing expenses decreased 18.7% to $13.5 million in 2002, from $16.6 million in 2001. The decrease in sales and marketing expenses resulted primarily from lower personnel costs and reduced marketing activities, including tradeshows, public relations activities, and advertisements.

Research and development expenses decreased 2.5% to $7.9 million in 2002, from $8.1 million in 2001. The decrease in research and development expenses related primarily to lower consulting, recruiting and travel expenses. This decrease was offset to a lesser extent by higher facility allocation costs.

General and administrative expenses increased 8.8% to $8.1 million in 2002, from $7.5 million in 2001. The increase was due primarily to higher insurance costs, increased professional service fees, compensation costs related to loan forgiveness and higher facility allocation costs. This increase was offset to a lesser extent by lower legal fees and bad debt expense.

Stock compensation charge decreased 36.4% to $425,000 in 2002, from $668,000 in 2001. The decrease from the prior period primarily reflects the impact of cancelled options resulting from employees that are no longer employed by the Company. The stock compensation charge primarily represents the difference at the grant date between the exercise price and the pre-IPO deemed fair value of the Common Shares underlying the options. This amount is being amortized over the vesting period of the individual options, which is typically four years. This non-cash expense results in a corresponding increase to Additional paid in capital.

Restructuring and other charges decreased 33.1% to $869,000 in 2002, from $1,298,000 for 2001. The charge in 2002 related to staff reductions, including involuntary terminations of three senior level positions with contractual obligations, and former employee settlement costs. As of December 31, 2002, there was approximately $420,000 included in Accrued expenses for undisbursed payments related to the restructuring charge. The Company estimates these funds will be disbursed over the next two quarters. A charge was recorded in third quarter of 2001 of $1,298,000 to decrease its operating expense structure. The restructuring component of the 2001 charge was $879,000 and related principally to severance and other transition costs associated with the workforce reduction of 77 persons, or 30% of the then worldwide workforce. The other component of the charge of $419,000 related to assets written off that were no longer considered strategic or no longer provided future benefit to the Company. All the costs associated with the restructuring charge were disbursed by December 31, 2001.

Other income and expense. Interest income was $1.0 million in 2002, and $2.7 million in 2001. The decrease in interest income is a result of lower cash, cash equivalents, and short-term investment balances and the impact of interest rate reductions initiated by the Federal Reserve Board since January 1, 2001.

Income taxes. There has been no provision or benefit for income taxes for any period since 1995 due to the Company's operating losses. As of December 31, 2002, the Company had approximately $48.8 million of domestic net operating loss carryforwards for federal income tax purposes, which expire beginning 2011 through 2022 and foreign operating losses of approximately $7.6 million with no carry forward limits. The Company's use of these net operating losses may be limited in future periods.

Net loss per share. Net loss per share decreased 11.8% to $0.90 in 2002, from $1.02 in 2001. This decrease in the loss per share is the result of lower operating expenses; offset by lower revenue and lower investment income. The number of shares used to compute net loss per share increased 1.5% to 16.7 million in 2002, from 16.5 million in 2001. This increase was from shares issued in connection with the Company's employee stock purchase plan and stock option exercises.

Year Ended December 31, 2001, Compared to Year Ended December 31, 2000

Revenue. Total revenue decreased 29.1% to $22.4 million in 2001, from $31.6 million in 2000. Revenue from international sales decreased by 32.9% to $4.7 million in 2001, from $7.0 million in 2000.

Revenue from software licenses decreased 47.2% to $10.2 million in 2001, from $19.4 million in 2000. The Company attributes this decrease in revenue principally to weakness in the economic environment in 2001. Indicative of the lower activity, total new system purchases were 39 and 80 for calendar 2001 and calendar 2000, respectively. The Company also believes that revenue from new customers was impacted by an increasing emphasis on more significant system sales, and the related changes in the sales organization structure and personnel. Revenue from software licenses from new customers totaled 49% for calendar 2001 compared to 50% for calendar 2000.

Revenue from services and other, consisting of professional services, customer support, and hardware, decreased fractionally to $12.2 million in 2001, from $12.2 million in 2000. An increase in customer support revenue to $6.4 million in 2001 from $4.1 million in 2000 as a result of the Company's expanding customer base was principally offset by lower professional services revenue due to fewer customers purchasing new systems.

Gross margin. Gross margins decreased to 65.4% of total revenue in 2001, from 72.4% of total revenue in 2000. This is a result of a lower level of revenue from software licenses, 45.6% of total revenue in 2001, compared to 61.3% of total revenue in 2000. This decrease was offset, to a lesser extent, by higher staff utilization for professional services and lower hardware sales.

Gross margins from software licenses represented 95.2% of software revenue in 2001, and 96.5% of software revenue in 2000. The cost of software licenses consists primarily of third party software used in conjunction with the Company's software.

Gross margins from services and other represented 40.4% of services and other revenue in 2001, and 34.3% of services and other revenue in 2000. This improvement is due primarily to lower hardware sales, which has the lowest profit contribution, and improved utilization of the streamlined professional services organization.

Operating expenses. Operating expenses increased 3.8% to $34.1 million in 2001, from $32.8 million in 2000. This increase is primarily the result of the restructuring charge of $1.3 million as the Company took steps in July 2001 to decrease its operating cost structure to better align its operating expenses with lower revenues. As a percentage of total revenue, operating expenses were 152.0% in 2001 and 103.9% in 2000. The new operating cost structure resulted in decreasing total operating headcount by 25.9% to 143 employees at December 31, 2001, from 193 employees at December 31, 2000. While year over year staffing levels are lower, the calendar 2001 average staffing totals were higher than average calendar 2000 headcount totals due to the dynamics of rapid staff expansion throughout calendar 2000, static staffing levels in the first six months of 2001, and reduced staffing levels after the restructuring in the second six months of 2001.

Sales and marketing expenses increased 5.7% to $16.6 million in 2001, from $15.7 million in 2000. The increase in sales and marketing expenses resulted primarily from the average sales and marketing personnel headcount increasing 23%. This increase was offset by lower sales commissions associated with lower revenues; lower recruiting costs associated with fewer hires and less reliance on executive search consultants; and reduced marketing activities, including tradeshows, public relations activities, and advertisements.

Research and development expenses increased 12.8% to $8.1 million in 2001, from $7.2 million in 2000. The increase in research and development expenses related primarily to the average staffing level increasing 13%.

General and administrative expenses decreased 17.2% to $7.5 million in 2001, from $9.0 million in 2000. The decrease was due primarily to lower legal costs, which include a charge of $950,000 recorded in the second quarter of 2000 for an arbitration settlement related to a dispute with a former reseller. Also contributing to the decrease were lower recruiting costs and lower professional service fees associated with accounting, banking and investor relations services.

Stock compensation charge decreased 33.1% to $668,000 in 2001, from $998,000 in 2000. The stock compensation charge primarily represents the difference at the grant date between the exercise price and the pre-IPO deemed fair value of the Common Shares underlying the options. This amount is being amortized over the vesting period of the individual options, which is typically four years. This non-cash expense results in a corresponding increase to Additional paid in capital. The decrease from the prior period primarily reflects the impact of cancelled options resulting from employees that are no longer employed by the Company.

Restructuring and other charges. In the third quarter of 2001, the Company recorded a restructuring and other charge of $1,298,000 as it took steps to decrease its operating expense structure in order to offset lower revenues over the short-term. The review of operating expenses focused on staff reductions, lower facility commitments, streamlined marketing programs and non-productive assets. The restructuring component of the charge was $879,000 and related principally to severance and other transition costs associated with the workforce reduction of 77 persons, or 30% of the then worldwide workforce. The other component of the charge of $419,000 relates to assets written off that were no longer considered strategic or no longer provide future benefit to the Company. All the costs associated with the restructuring charge were disbursed by December 31, 2001.

Other income and expense. Interest income was $2.7 million in 2001, and $3.6 million in 2000. The decrease in interest income is a result of lower cash, cash equivalents, and short-term investment balances and the impact of interest rate reductions initiated by the Federal Reserve Board since January 1, 2001.

Income taxes. There has been no provision or benefit for income taxes for any period since 1995 due to the Company's operating losses. As of December 31, 2001, the Company had approximately $36.6 million of domestic net operating loss carryforwards for federal income tax purposes, which expire beginning 2011 through 2022. The Company's use of these net operating losses may be limited in future periods.

Net loss per share. Net loss per share increased 79.2% to $1.02 in 2001, from $0.57 in 2000. This increase in the loss per share is the result of lower revenue, higher operating expenses and lower investment income. The number of shares used to compute net loss per share increased 14.8% to 16.5 million in 2001, from 14.4 million in 2000. This increase was from shares issued in connection with the Company's employee stock purchase plan and stock option exercises and the full year impact in 2001 of common shares issued in conjunction with the Company's IPO.

Liquidity and Capital Resources

In February 2000, the Company sold 3,977,500 Common Shares in its IPO and realized net proceeds of approximately $79.3 million. Prior to the offering, the Company had financed its operations primarily from the private sales of convertible preferred shares totaling $16.1 million, proceeds from banking arrangements, a bridge loan and subordinated convertible promissory notes, and to a lesser extent, from lease financing.

The Company's operating activities resulted in net cash outflows of $11.8 million in 2002, $9.2 million in 2001, and $5.6 million in 2000. The operating cash outflows for 2002 and 2001 were primarily impacted by net losses experienced by the Company from declining revenues offset to a lesser extent by a realigned operating cost structure. Collection of prior year receivable balances and an improvement in receivables management, as evidenced by a decrease in days sales outstanding, led to cash being provided from accounts receivable of $1.3 million and $6.0 million in 2002 and 2001, respectively. The operating cash outflows for 2000 resulted primarily from net losses as the Company continued to invest in product development, expansion of its sales force and infrastructure to support growth. The cash used in operations for all three years was offset by non-cash charges for amortization of stock-based compensation and depreciation, and also in 2000 by charges for the fair market value of warrants issued in connection with 1999 financing arrangements.

The Company's investing activities resulted in net cash inflows of $13.3 million in 2002 and $16.6 million in 2001. This inflow was primarily the result of a decision by management to reduce the length of maturity on the Company's investments. The decision caused many investments to be classified as cash and cash equivalents instead of short-term investments. The inflow for 2002 and 2001 were offset by capital expenditures of $285,000 and $936,000, respectively. Investing activities for 2000 consisted of $3.7 million for capital expenditures to support the Company's growing number of employees and infrastructure development and $53.9 million of net purchases of short-term investments utilizing funds remaining from the Company's IPO.

Financing activities generated net inflows of $256,000, $297,000 and $69.6 million for 2002, 2001, 2000, respectively. The inflows in 2002 and 2001 were primarily from proceeds from the sale of stock through the Company's stock option plan and employee stock purchase

plan. The inflows in 2001 were offset by payments of capital lease obligations. In 2000, the net inflows were primarily from the net proceeds of the Company's IPO offset by repayments of debt.

The Company believes that its capital requirements, in large part, depend on future results of operations and, ultimately, achievement of profitability. The Company expects to devote resources to research and development efforts, expand sales channels, marketing lead generation programs, fund capital expenditures, and provide for working capital and other general corporate purposes. Management believes that the existing cash and short-term investment balances will be sufficient to meet the working capital and capital expenditure requirements for at least the next twelve months.

Recently Issued Accounting Standards

In January 2002, the Financial Accounting Standards Board's (FASB) Emerging Issues Task Force issued Issue 01-14, "Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred," stating these costs should be characterized as revenue in the income statement. The Company was required to adopt this change beginning in calendar 2002 and has reclassified prior periods in the comparative financial statements. The Company has historically treated these reimbursable costs, principally incurred in the Company's professional services organization, as rebillable invoices to the respective customer and not included in the statements of operations. The Company has included these out-of-pocket reimbursable expenses in the Statement of Operations for 2002, 2001 and 2000 of $392,000, $644,000 and $544,000, respectively, as Revenue from services and other and a corresponding amount of Cost of services and other.

In July 2002, the Financial Accounting Standards Board (FASB) issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." For financial statements issued after December 31, 2002, this Statement requires recognition of exit plan costs, such as one-time termination benefits and certain other costs associated with an exit plan to be recognized at fair value in the period the event occurs. SFAS No. 146 also changes the recording of severance pay when future services is required as part of the exit plan. The Company has adopted SFAS No. 146 effective January 1, 2003. The amounts recorded in 2002 and 2001 as Restructuring and other charges would not have to be restated had SFAS No. 146 been in effect during those periods.

In December 2002, the Financial Accounting Standards Board (FASB) issued Statement No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." For financial statements issued after December 15, 2002, this Statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to require disclosure in the summary of accounting policies the effects of the Company's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements.

Inflation

The impact of inflation on the Company's operating results has been moderate in recent years, reflecting generally lower rates of inflation in the economy. While inflation has not had a material impact on operating results, there is no assurance that the Company's business will not be affected by inflation in the future.

Risk Factors Associated With Apropos' Business and Future Operating Results

Apropos' future operating results may vary substantially from period to period. The price of the Company's Common Shares has and will fluctuate in the future, and an investment in the Company's Common Shares is subject to a variety of risks, including but not limited to the specific risks identified below. Inevitably, some investors in the Company's securities will experience gains while others will experience losses depending on the prices at which they purchase and sell the Company's securities. Prospective and existing investors are strongly urged to carefully consider the various cautionary statements and risks set forth in this Annual Report.

Risks Related To The Company's Business

The Company's limited operating history makes evaluating the Company's business difficult.

The Company's limited operating history makes it difficult to forecast its future operating results. The Company commenced operations in January 1989, but did not begin shipping its principal product and generating revenue from that product until March 1995. Therefore, the Company has only a limited operating history upon which investors may evaluate its business. Prospective and existing investors must

consider the numerous risks and uncertainties an early stage company like Apropos faces in a rapidly changing software and technology industry. These risks include the Company's inability to:

- increase awareness of its brand and continue to build customer loyalty;
- maintain its current, and develop new, strategic partnerships and relationships;
- respond effectively to competitive pressures; and
- continue to develop and improve its technology to meet the needs of its customers.

If the Company is unsuccessful in addressing these risks, sales of its product and services, as well as its ability to maintain or increase its customer base, will be substantially diminished.

The Company has not been profitable since 1994.

The Company has not operated profitably since 1994. The Company incurred net losses of $15.0 million in 2002, $16.7 million in 2001, and $8.1 million in 2000. The Company intends to continue to make necessary investments in its research and development, marketing, and sales operations. The Company anticipates that these expenses would precede any revenues generated by the increased spending. As a result, the Company may experience losses and negative cash flow from its operations in future periods. The Company will need to generate significant revenue to achieve profitability and it may not be able to do so. Even if it does achieve profitability, the Company makes no assurance that it will be able to sustain or increase profitability on a quarterly or annual basis in the future.

The Company has never been able to fully fund operations from cash generated by its business, and it may not be able to do so in the future.

The Company has not operated profitably since 1994. The Company has principally financed its operations through the private placement of convertible preferred shares, bank borrowings, short-term loans, and most recently through its IPO. If the Company does not generate sufficient cash resources from its business to fund operations, its growth could be limited unless it is able to obtain additional capital through equity or debt financings. The Company's inability to grow as planned may reduce its chances of achieving profitability, which, in turn, could have a material adverse effect on the market price of its Common Shares.

The Company's lengthy sales cycle has contributed and may continue to contribute to the quarter-to-quarter variability and unpredictability of its revenue and operating results which could adversely affect the market price of its Common Shares.

The Company has generally experienced a lengthy product sales cycle, averaging approximately six to nine months. The Company considers the life of the sales cycle to begin on the first face-to-face meeting with the prospective customer and end when the product is delivered. The Company's prospective customers' decisions to license its product often require significant investment and executive level decision-making, and depend on a number of factors.

The lengthy sales cycle is one of the factors that has caused, and may in the future continue to cause, the Company's software revenue and operating results to vary significantly from quarter to quarter, which makes it difficult for the Company to forecast software license revenue and could cause volatility in the market price of its Common Shares. Excessive delay in the product sales cycle could materially and adversely affect the Company's business, financial condition, and results of operations.

The Company's future business prospects depend in part on the Company's ability to maintain and improve its current product and to develop new products and product features.

The Company believes that its future business prospects depend in large part on its ability to maintain and improve its current product and to develop new products and product features on a timely basis. The Company's product will have to achieve market acceptance, maintain technological competitiveness, and meet an expanding range of customer requirements. As a result of the complexities inherent in the Company's product, major new products and product features require long development and testing periods. The Company may not be successful in developing and marketing, on a timely and cost effective basis, new products or product features that respond to technological change involving industry standards or customer requirements. Significant delays in the general availability of new releases of the Company's product or significant problems in the installation or implementation of new releases of its product could have a material adverse effect on the Company's business, financial condition, and results of operations.

The Company may not be able to modify its product in a timely and cost effective manner to respond to technological change.

Future versions of hardware and software platforms embodying new technologies and the emergence of new industry standards could render the Company's product obsolete or noncompetitive. The market for the Company's product is characterized by:

- rapid technological change;
- significant development costs;
- frequent new product introductions;
- changes in the requirements of the Company's customers and their clients; and
- evolving industry standards.

The Company's product is designed to work in conjunction with and on a variety of hardware and software platforms used by its customers. However, the Company's software may not operate correctly on evolving versions of hardware and software platforms, programming languages, database environments, and other systems that its customers use. Also, the Company must constantly modify and improve its product to keep pace with changes made to these platforms and to database systems and other applications. This may result in uncertainty relating to the timing and nature of new product announcements, introductions, or modifications, which may cause confusion in the market and harm the Company's business. If the Company fails to promptly modify or improve its products in response to evolving industry standards or customer demands, its product could rapidly become obsolete, which would materially and adversely affect the Company's business, financial condition, and results of operations.

Competition could reduce the Company's market share and decrease its revenue.

The market for the Company's product is highly competitive and the Company expects competition to increase in the future. In addition, because the Company's industry is new and evolving and characterized by rapid technological change, it is difficult for the Company to predict whether, when, and by whom new competing technologies or new competitors may be introduced into its markets. Currently, the Company's competition comes from platform providers, interaction management solution providers, and stand-alone point solution providers.

The Company makes no assurance that it will be able to compete successfully against current or future competitors. In addition, increased competition or other competitive pressures may result in price reductions, reduced profit margins, or loss of market share, each of which could have a material adverse effect on the Company's business, financial condition, and results of operations.

Demand for communications and interaction management software for multi-channel contact centers may grow more slowly than the Company currently anticipates.

The majority of the Company's revenue has been generated from licenses of its product and related support and professional services, and it expects this trend to continue for the foreseeable future. The market for the Company's product and services is still emerging. If the demand for communications and interaction management software does not continue to grow as anticipated within the Company's targeted markets, the Company's ability to expand its business as planned could be materially and adversely affected.

If the Company fails to establish and maintain strategic relationships, the Company's ability to increase its revenue and profitability will suffer.

The Company currently has strategic relationships with resellers, original equipment manufacturers, or OEMs, system integrators, and enterprise application providers. Apropos depends on these relationships to:

- distribute its products;
- generate sales leads;
- build brand and market awareness; and
- implement and support its solution.

The Company believes that its success depends, in part, on its ability to develop and maintain strategic relationships with resellers, OEMs, system integrators, and enterprise application providers. In addition, the Company intends to train and certify more strategic partners to provide the professional services required to implement its solution in an effort to expand its customer base. The Company generally does

not have long-term or exclusive agreements with these strategic partners. If any of the Company's strategic relationships are discontinued, sales of its products and services and its ability to maintain or increase its customer base may be substantially diminished.

If the Company's strategic partners fail to market Apropos' product and services effectively or provide poor customer service, the Company's reputation will suffer and it could lose customers.

If the Company's strategic partners fail to market Apropos' product and services effectively, the Company could lose market share. Some of the Company's strategic partners also provide professional services to Apropos' customers in connection with the implementation of its product. Additionally, if a strategic partner provides poor customer service, the value of the Company's brand could be diminished. Therefore, the Company must maintain relationships with strategic partners throughout the world that are capable of providing high-quality sales and service efforts. If the Company loses a strategic partner in a key market, or if a current or future strategic partner fails to adequately provide customer service, the Company's reputation will suffer and sales of its product and services could be substantially diminished.

The Company may have difficulties successfully managing its growth, which may reduce its chances of achieving and maintaining profitability.

The Company's revenues increased to $20.9 million in 2002 from $4.1 million in 1997. The Company's goal is to expand its business operations in the future. The Company has also increased its number of employees over this five-year period; however, over the past two years the numbers of employees has actually declined. The Company's existing management, operational, financial, and human resources, and management information systems and controls may be inadequate to support future growth. If the Company is not able to manage its growth successfully, it will not grow as planned and the Company's business could be adversely affected.

Infringement of the Company's proprietary rights could affect its competitive position, harm its reputation or increase its operating costs.

The Company considers its products to be proprietary. In an effort to protect its proprietary rights, the Company relies primarily on a combination of patent, copyright, trademark and trade secret laws, as well as licensing and other agreements with consultants, suppliers, strategic partners, resellers, and its customers, and employee and third party non-disclosure agreements. These laws and agreements provide only limited protection of Apropos' proprietary rights. In addition, the Company has not signed agreements containing these types of protective provisions in every case, and the contractual provisions that are in place and the protection they provide vary and may not provide the Company with adequate protection in all circumstances. Although the Company has patented or filed patent applications for some of the inventions embodied in its software, the Company's means of protecting its proprietary rights may not be adequate. It may be possible for a third party to copy or otherwise obtain and use the Company's technology without authorization and without its detection and without infringing its patents. A third party could also develop similar technology independently. In addition, the laws of some countries in which the Company sells its product do not protect its software and intellectual property rights to the same extent as the laws of the United States. Unauthorized copying, use, or reverse engineering of the Company's product could materially adversely affect its business, financial condition, and results of operations.

Infringement claims could adversely affect the Company.

A third party could claim that the Company's technology infringes its proprietary rights. As the number of software products in the Company's target market increases and the functionality of these products overlap, the Company believes that software developers may face infringement claims. Although the Company does not believe that its product infringes any patents, if certain software and technology patents were interpreted broadly, claims of infringement against the Company, if successful, could have a material adverse effect on its business, financial condition, and results of operations. Infringement claims, even if without merit, can be time consuming and expensive to defend. A third party asserting infringement claims against the Company or its customers with respect to the Company's current or future products may require the Company to enter into costly royalty arrangements or litigation, or otherwise materially and adversely affect its business, financial condition, and results of operations. If a negotiated resolution of any matter is required, it could involve payment of license fees, which would increase the Company's costs. The Company makes no assurance that the terms of any licensing arrangement would be favorable to the Company. A resolution could also require a redesign of the Company's product or the removal of some of the Company's product features. If a negotiated resolution were not achieved, Apropos would vigorously defend itself. If the Company did not prevail, damages could be awarded and an injunction could be issued requiring Apropos to cease certain activities. If infringement is deemed to be willful, a court may triple the awarded damages. Any of these activities could have a material adverse effect on the Company's business, financial condition, and results of operations. Regardless of the outcome, litigation may result

in substantial expense and significant diversion of the Company's management and technical personnel. See "Item 3. Legal Proceedings" for a description of a claim received by the Company from a competitor claiming that the Company's product utilizes technologies pioneered and patented by such competitor.

The Company may not be able to hire and retain the personnel it needs to sustain its business.

The Company depends on the continued services of its executive officers and other key personnel. The loss of services of any of the Company's executive officers or key personnel could have a material adverse effect on its business, financial condition, and results of operations.

The Company needs to attract and retain highly-skilled technical and managerial personnel. If the Company is unable to attract and retain qualified technical and managerial personnel, its results of operations could suffer and the Company may never achieve profitability.

The Company's financial success depends to a large degree on the ability of its direct sales force to increase sales. Therefore, the Company's ability to increase revenue in the future depends considerably upon its success in recruiting, training, and retaining direct sales personnel. Also, it may take a new salesperson a number of months before he or she becomes a productive member of the Company's direct sales force. The Company's business will be harmed if it fails to hire and retain qualified sales personnel, or if newly hired salespersons fail to develop the necessary sales skills or develop these skills more slowly than the Company anticipates.

The Company's international operations and expansion involve financial and operational risks.

The Company intends to continue to expand its international operations, which may include entry to additional international markets. The expansion of the Company's international operations will require management attention and financial resources to establish additional foreign operations, hire additional personnel, and recruit additional international resellers. Revenue from international expansion may be inadequate to cover the expenses of international expansion.

The Company's expansion into new international markets may take longer than anticipated and could directly impact how quickly the Company increases product sales into these markets. International markets may take additional time and resources to penetrate successfully. The Company's product needs to be conformed to the language and infrastructure requirements of other countries. In addition, the acceptance of new technologies, such as E-mail and Web-based forms of communication, may not occur as rapidly as in North America. This could have a material adverse impact on the Company's business, financial condition, and results of operations.

Other risks the Company may encounter in conducting international business activities generally could include the following:

- economic and political instability;
- unexpected changes in foreign regulatory requirements and laws;
- tariffs and other trade barriers;
- timing, cost, and potential difficulty of adapting Apropos' product to the local language standards in those foreign countries that do not use the English alphabet;
- longer sales cycles and accounts receivable cash receipts cycles;
- potentially adverse tax consequences;
- fluctuations in foreign currencies; and
- restrictions on the repatriation of funds.

The Company's product and the third party software it sells with its product could have defects for which the Company is potentially liable and that could result in loss of revenue, increased costs, loss of the Company's credibility, or delay in acceptance of the Company's product in the marketplace.

The Company's product, including applications supplied by others, may contain errors or defects, especially when first introduced or when new versions are released. Despite internal product testing, the Company has in the past discovered software errors in some of the versions of its product after their introduction to the marketplace. Errors in new products or versions could be found after commencement of commercial shipments, and this could result in additional development costs, diversion of technical and other resources

from the Company's other development efforts, or the loss of credibility with current or future customers. This could result in a loss of revenue or delay in market acceptance of the Company's product, which could have a material adverse effect on its business, financial condition, and results of operations.

In addition, the Company has warranted to some of its customers, resellers, and OEMs that its software is free of viruses. If a virus infects a customer's computer software, the customer could assert claims against the Company that could be costly and could have a material adverse effect on the Company's business, financial condition, and results of operations. The Company's license agreements with its customers typically contain provisions designed to limit its exposure to potential product liability and some contract claims.

The Company's license agreements also typically limit its customer's entire remedy to either a refund of the price paid or modification of the Company's product to satisfy the warranty. However, not all of these agreements contain these types of provisions, and, where present, these provisions vary as to their terms and may not be effective under the laws of some jurisdictions. The Company also does not have executed license agreements with all of its customers. A product liability, warranty, or other claim brought against the Company could have a material adverse effect on the Company's business, financial condition, and results of operations. Performance interruptions at the Company's customer's system, most of which currently do not have back-up systems, could negatively affect demand for Apropos' products or give rise to claims against the Company.

The third party software the Company sells with its product may also contain errors or defects. Typically, the Company's license agreements transfer any warranty from the original manufacturer of third party software to its customers to the extent permitted, but in some cases the Company provides warranties regarding third party software. Product liability, warranty, or other claims brought against the Company with respect to such warranties could have a material adverse affect on its business, financial condition, and results of operations.

The Company depends on Microsoft Corporation technologies and other third party software on which its product relies.

The Company's software currently runs only on Microsoft Windows NT™ and Windows 2000™ servers. A decline in market acceptance for Microsoft technologies or the increased acceptance of other server technologies could cause the Company to incur significant development costs and could have a material adverse effect on the Company's ability to market its current product. Although the Company believes that Microsoft technologies will continue to be widely used by businesses, the Company cannot assure prospective and existing investors that businesses will adopt these technologies as anticipated or will not in the future migrate to other computing technologies that the Company does not currently support. In addition, the Company's products and technologies must continue to be compatible with new developments in Microsoft technologies.

The Company sells third party software with its product. If one or more of these third parties ceases to sell their software, the Company will need to modify its product to use an alternative supplier or eliminate the affected product function, either of which could have a material adverse effect on the Company's business, financial condition, and results of operations.

The Company may not be able to obtain adequate financing to implement its growth strategy.

Successful implementation of the Company's growth strategy will likely require continued access to capital. If it does not generate sufficient cash from operations, the Company's growth could be limited unless the Company is able to obtain capital through additional debt or equity financings. The Company makes no assurance that debt or equity financings will be available as required to fund growth and other needs.

Even if financing is available, it may not be on terms that are favorable to the Company or sufficient for its needs. If the Company is unable to obtain sufficient financing, it may be unable to fully implement its growth strategy.

If the Company's customers do not perceive its product or services to be effective or of high quality, its brand and name recognition would suffer.

The Company believes that establishing and maintaining brand and name recognition is critical for attracting and expanding its targeted customer base. The Company also believes that the importance of reputation and name recognition will increase as competition in its market increases. Promotion and enhancement of the Company's name will depend on the effectiveness of its marketing and advertising

efforts and on its success in continuing to provide high-quality products and services, neither of which can be assured. If the Company's customers do not perceive its product or services to be effective or of high-quality, the Company's brand and name recognition would suffer which would have a material adverse effect on its business.

The growth of the Company's business may be impeded without increased use of the Internet.

The use of the Internet as a commercial marketplace is at an early stage of development. Demand and market acceptance for recently introduced products and services available over the Internet is still uncertain. In addition, governmental regulation of the Internet, such as imposing sales and other taxes, access charges, pricing controls, and inhibiting cross-border commerce, may reduce the use of the Internet by businesses for their electronic commerce and customer service needs. To date, governmental regulations have not materially restricted commercial use of the Internet. However, the legal and regulatory environment that pertains to the Internet is uncertain and may change. New regulations could reduce the use of the Internet by the Company's customers and their customers. The lack of acceptance of the Internet as a forum for conducting business could reduce growth in demand for the Company's product and limit the growth of its revenue.

Natural MicroSystems, Inc. may become unwilling or unable to continue to supply the Company with Voice processing boards, requiring it to find a substitute supplier that could prove difficult or costly.

Natural MicroSystems, Inc. is currently the Company's sole supplier of the Voice processing boards that are necessary for the operation of its product. If Natural MicroSystems becomes unable or unwilling to continue to supply these Voice processing boards in the volume, at the price and with the technical specifications the Company requires, then the Company would have to adapt its product to perform with the Voice processing boards of a substitute supplier. Introducing a new supplier of Voice processing boards could result in unforeseen additional product development or customization costs and could also introduce hardware and software compatibility problems. These problems could affect product shipments, be costly to correct, or damage the Company's reputation in the markets in which it operates, and could have a material adverse affect on its business, financial condition, and results of operations.

Other Risks

The Company's share price has been and may continue to be highly volatile and could drop unexpectedly.

The price for the Company's Common Shares has been and may continue to be highly volatile and subject to wide fluctuations in response to the following factors:

- quarterly variations in the Company's operating results due to prolonged sales cycles and deviations between actual and expected sales;
- announcements of technical innovations, new products, or new services by the Company or its competitors;
- changes in investor perception of the Company or the market for its product;
- changes in financial estimates by securities analysts; and
- changes in general economic and market conditions.

The shares of many technology companies have experienced significant fluctuations in trading price and volume. Often these fluctuations have been unrelated to operating performance. Declines in the market price of the Company's Common Shares could also materially and adversely affect employee morale and retention, the Company's access to capital, and other aspects of its business.

If the Company's share price continues to be volatile, it may become subject to securities litigation, which is expensive and could divert its resources.

In the past, following periods of market volatility in the price of a company's securities, security holders have instituted class action litigation. Many companies in the Company's industry have been subject to this type of litigation. The Company has become involved in this type of litigation and may get involved again in the future, and regardless of the outcome, it could incur substantial legal costs and management's attention could be diverted, causing the Company's business to suffer. See "Item 3. Legal Proceedings" for a description of claims received by the Company relating to shareholder class action litigation.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Interest Rate Risk

The Company's exposure to market risk for changes in interest rates relate primarily to the change in the amount of interest income the Company can earn on its investments. The Company does not use derivative financial instruments in its investment portfolio. The Company considers all investments with original maturities of less than one year, but greater than 90 days, from the respective balance sheet date to be short-term investments. The Company had invested balances, which includes short-term investments and other investments with original maturities of less than ninety days, classified as cash equivalents, of $42.1 million at December 31, 2002. The Company's short-term investments consist primarily of readily marketable debt securities. These investments are subject to interest rate risk and will fall in value if market interest rates increase. The Company believes a hypothetical increase in market interest rates by 10.0% from levels at December 31, 2002, would cause the fair value of these short-term investments to fall by an immaterial amount. Since the Company has shortened its average maturity holding period and would not likely have to sell any investments before maturity, the Company has the ability to avoid realizing losses on these investments due to a sudden change in market interest rates. On the other hand, declines in the interest rates will reduce interest income.

Foreign Currency Risk

The Company develops products in the United States and sells these products in North America, Europe, South America, Asia, Africa, and Australia. As a result, its financial results could be affected by various factors, including changes in foreign currency exchange rates or weak economic conditions in foreign markets. As sales are generally made in U.S. dollars or British pound sterling, a strengthening of the dollar or pound could make the Company's products less competitive in foreign markets. Given the level of income the Company currently derives from its foreign operations, the Company considers this exposure to be minimal. The Company believes a 10.0% change in exchange rates would not have a significant impact on its future earnings.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Report of Independent Auditors

Shareholders and Board of Directors
Apropos Technology, Inc.

We have audited the accompanying consolidated balance sheets of Apropos Technology, Inc. as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Apropos Technology, Inc. at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Chicago, Illinois
January 31, 2003

Apropos Technology, Inc.
Consolidated Balance Sheets

in thousands, except share and per share amounts	December 31 2002	2001
Assets		
Current assets:		
Cash and cash equivalents	$19,333	$17,548
Short-term investments	22,718	36,349
Accounts receivable, less allowances for doubtful accounts of $474 at December 31, 2002 and $677 at December 31, 2001	2,837	4,449
Inventory	194	269
Prepaid expenses and other current assets	1,016	703
Total current assets	46,098	59,318
Equipment, net	2,174	3,370
Notes receivable from officers	—	722
Other assets	240	314
Total assets	$48,512	$63,724
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	$127	$659
Accrued expenses	1,935	1,757
Accrued compensation and related accruals	658	753
Advance payments from customers	235	383
Deferred revenue	2,747	2,610
Total current liabilities	5,702	6,162
Commitments and contingencies	—	—
Shareholders' equity:		
Preferred shares, $0.01 par value, 5,000,000 shares authorized, no shares issued and outstanding	—	—
Common shares, $0.01 par value, 60,000,000 shares authorized, 16,971,940 shares issued and 16,660,829 shares outstanding at December 31, 2002; 16,626,072 issued and outstanding at December 31, 2001	170	166
Additional paid-in capital	101,578	100,901
Treasury stock, at cost	(392)	—
Accumulated deficit	(58,546)	(43,505)
Total shareholders' equity	42,810	57,562
Total liabilities and shareholders' equity	$48,512	$63,724

See notes to consolidated financial statements.

Apropos Technology, Inc.
Consolidated Statements of Operations

in thousands, except per share amounts	Year Ended December 31		
	2002	2001	2000
Revenue:			
Software licenses	$8,259	$10,226	$19,359
Services and other	12,635	12,182	12,236
Total revenue	20,894	22,408	31,595
Cost of goods and services:			
Cost of software	380	490	681
Cost of services and other	5,744	7,259	8,038
Total cost of goods and services	6,124	7,749	8,719
Gross margin	14,770	14,659	22,876
Operating expenses:			
Sales and marketing	13,471	16,569	15,672
Research and development	7,878	8,076	7,160
General and administrative	8,115	7,458	9,002
Stock compensation charge	425	668	998
Restructuring and other charges	869	1,298	—
Total operating expenses	30,758	34,069	32,832
Loss from operations	(15,988)	(19,410)	(9,956)
Other income (expense):			
Interest income	961	2,691	3,629
Interest expense	—	(3)	(1,815)
Other, net	(14)	(27)	—
Total other income	947	2,661	1,814
Net loss	$(15,041)	$(16,749)	$(8,142)
Basic and diluted net loss per share	$(0.90)	$(1.02)	$(0.57)
Weighted-average number of shares outstanding	16,723	16,483	14,360

See notes to consolidated financial statements.

Apropos Technology, Inc.
Consolidated Statements of Shareholders' Equity

in thousands, except share quantities	Issued	Common Shares Outstanding	Amount	Additional paid-in capital	Treasury stock	Accumulated deficit	Shareholders' equity (deficit)
Balance at December 31, 1999	3,055,883	3,055,883	53	2,932	—	(18,614)	(15,629)
Issuance of Common Shares:							
Initial public offering, net of related expenses	3,977,500	3,977,500	40	79,236	—	—	79,276
Exercise of options	2,252,099	2,252,099	23	420	—	—	443
Employee stock purchase plan	40,948	40,948	—	248	—	—	248
Exercise of warrant	24,068	24,068	—	—	—	—	—
Conversions into Common Shares:							
Convertible Preferred Shares	6,992,095	6,992,095	70	16,009	—	—	16,079
Stock compensation charge	—	—	—	998	—	—	998
Conversion of no-par shares to $0.01 par shares	—	—	(23)	23	—	—	—
Net loss	—	—	—	—	—	(8,142)	(8,142)
Balance at December 31, 2000	16,342,593	16,342,593	163	99,866	—	(26,756)	73,273
Issuance of Common Shares:							
Exercise of options	162,964	162,964	2	121	—	—	123
Employee stock purchase plan	120,515	120,515	1	246	—	—	247
Stock compensation charge	668	—	—	668			
Net loss						(16,749)	(16,749)
Balance at December 31, 2001	16,626,072	16,626,072	166	100,901	—	(43,505)	57,562
Issuance of Common Shares:							
Exercise of options	232,766	232,766	3	92			95
Employee stock purchase plan	113,102	113,102	1	160			161
Stock compensation charge				425			425
Treasury stock acquired		(311,111)			(392)		(392)
Net loss						(15,041)	(15,041)
Balance at December 31, 2002	16,971,940	16,660,829	$170	$101,578	$(392)	$(58,546)	$42,810

See notes to consolidated financial statements.

Apropos Technology, Inc.
Consolidated Statements of Cash Flows

in thousands	Year Ended December 31 2002	2001	2000
Cash flows used in operating activities			
Net loss	$(15,041)	$(16,749)	$(8,142)
Adjustments to reconcile net loss to net cash used in operating activities:			
Amortization of debt discount	—	—	1,550
Depreciation	1,405	1,502	1,055
Stock compensation charge	425	668	998
Provision for doubtful accounts	315	491	286
Non-cash compensation for loan forgiveness	256	—	—
Non-cash portion of restructuring and other charges	—	419	—
Changes in operating assets and liabilities:			
Accounts receivable	1,297	6,036	(2,318)
Inventory	75	143	(48)
Prepaid and other current assets	(253)	720	(1,109)
Notes receivable from officers	14	(722)	—
Other assets	74	91	259
Accounts payable	(456)	(1,157)	723
Accrued expenses	178	304	(356)
Accrued compensation and related accruals	(95)	(751)	212
Advance payments from customers	(148)	(379)	178
Deferred revenue	137	188	1,067
Net cash used in operating activities	(11,817)	(9,196)	(5,645)
Cash flows provided by (used in) investing activities			
Proceeds from maturities and sales of short-term investments	48,443	88,100	65,615
Purchases of short-term investments	(34,812)	(70,538)	(119,526)
Purchases of equipment	(285)	(936)	(3,738)
Net cash provided by (used in) investing activities	13,346	16,626	(57,649)
Cash flows provided by financing activities			
Payments on revolving line of credit	—	—	(3,216)
Payment of bridge loan and detachable warrants	—	—	(5,000)
Payment of subordinated convertible promissory notes	—	—	(1,500)
Payment of long-term debt	—	—	(500)
Payments on capital lease obligations	—	(73)	(103)
Net proceeds from initial public offering of Common Shares	—	—	79,276
Proceeds from exercise of options	95	123	443
Proceeds from employee stock purchase plan	161	247	248
Net cash provided by financing activities	256	297	69,648
Net increase in cash and cash equivalents	1,785	7,727	6,354
Cash and cash equivalents, beginning of year	17,548	9,821	3,467
Cash and cash equivalents, end of year	$19,333	$17,548	$9,821
Supplemental disclosures of cash flow information:			
Cash paid for interest	$—	$3	$410
Fair value of Common shares received as collateral for Note receivable from officer	$392	$—	$—

See notes to consolidated financial statements.

Apropos Technology, Inc.
Notes to Consolidated Financial Statements

1. NATURE OF BUSINESS

Apropos Technology, Inc. (the Company) is engaged in one business segment, developing, marketing, and supporting a leading real-time, multi-channel interaction management application for managing customer interactions across a variety of communication channels, including E-mail, Fax, Web, and Voice. The Company's solution enhances customer relationship management applications, such as sales, marketing, and service, through intelligent, value-based management of all interactions.

Principal operations of the Company commenced during 1995. During 1997, the Company established a wholly-owned subsidiary in the United Kingdom, Apropos Technology, Limited. The purpose of this entity is to market and distribute the Company's product throughout Europe. Other entities have been established in Germany and Australia to market the Company's product.

2. SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The consolidated financial statements include the accounts and transactions of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

In order to prepare the Company's financial statements in conformity with accounting principles generally accepted in the United States, management is required to make estimates and assumptions that affect the amounts reported in the financial statements and related notes. Actual results could differ from those estimates.

Financial Instruments and Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash, short-term investments, accounts receivable, and accounts payable, which have fair values that approximate their respective carrying amounts. The Company invests its excess cash primarily in readily marketable debt securities. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral.

The Company had no customers during 2002 or 2001 that represented more than 10.0% of its total revenues. The Company had one customer during 2000 that represented 11.5% of its total revenues.

Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

Short-Term Investments

The Company considers all investments with original maturities of less than one year, but greater than 90 days, from the respective balance sheet date to be short-term investments. In accordance with Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company has categorized its marketable securities as "available-for-sale." The amortized cost of all securities approximates the fair value of the securities at December 31, 2002 and 2001. The Company's short-term investment portfolio, including instruments with original maturities less than 90 days, consists primarily of highest-grade commercial paper, government agency bonds and money market accounts.

Accounts Receivable

Accounts receivable consist primarily of amounts due to us from our normal business activities. The Company maintains an allowance for doubtful accounts to reflect the expected uncollectability of accounts receivable based on past collection history and specific risks identified among uncollected accounts. Accounts receivable are charged to the allowance for doubtful accounts when the Company has determined that the receivable will not be collected. Accounts receivable balances are determined to be delinquent when the amount is past due based on the contractual terms with the customer.

Inventory

Inventories are stated at the lower of cost (first-in, first-out method) or market. Inventory consists of finished goods, primarily third party software and hardware.

Equipment

Equipment is carried at cost, less accumulated depreciation. Depreciation is determined using the straight-line method over the estimated useful lives of the assets of two to seven years. Repairs and maintenance costs are charged to expense as incurred.

Advance Payments From Customers and Deferred Revenues

Advance payments from customers represent payments received from customers upon product order. Deferred revenue primarily represents payments received from customers for customer support and enhancement services prior to revenue recognition.

Income Taxes

The Company provides for income taxes under the liability method, which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Under this method, a valuation allowance is required against net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Management evaluates the recoverability of the deferred tax assets and the level of the valuation allowance. At such time as it is determined that it is more likely than not that deferred tax assets are realizable, the valuation allowance will be appropriately reduced.

Revenue Recognition

The Company generates software revenues from licensing the right to use its software products and also generates service revenues from implementation and installation services, ongoing maintenance (post-contract technical support and product upgrades), training services, and professional services performed for resellers and customers. The Company provides a warranty for 90 days on all software licenses, which runs concurrent with the customer maintenance agreement. The Company's policy is to not allow returns of software licenses. The Company issues product upgrades on a when and if available basis.

Revenue from software license agreements is recognized upon shipment of the software if:

- persuasive evidence of an arrangement exists;
- sufficient vendor-specific objective evidence exists to support allocating the total fee to all elements of the arrangement;
- the fee is fixed or determinable; and
- collection is probable.

Shipment is further defined in certain contracts as delivery of the product master or first copy for noncancelable product licensing arrangements under which the reseller has certain software distribution rights. Software licenses are shipped to resellers upon receipt of a purchase order from an end customer. The Company recognizes revenue from the sale of software licenses placed through a reseller upon shipment of the license to the reseller or the end customer. The reseller is the Company's customer and is obligated to pay for the software license upon shipment. As a result, the reseller assumes any credit risk from the reseller's end customer and any risk that the end customer declines receipt of the software license.

Revenue from ongoing customer maintenance is recognized ratably over the post-contract support term, which is typically twelve months. Revenue from training services and professional services are recognized when the services are completed. Revenue from implementation and installation services is recognized using the percentage of completion method. The Company calculates percentage of completion based on the estimated total number of hours of service required to complete specific tasks in an implementation project and the specific tasks completed. Implementation and installation services are typically completed within 120 days. Amounts received prior to revenue recognition and for prepaid customer support and enhancement services are classified as deferred revenue.

The Company provides a master copy of its software license to its OEMs. Generally, the Company recognizes revenue from an OEM upon notification from the OEM that delivery of the software license to an end customer has occurred. In cases where minimum

guaranteed payment terms are in excess of twelve months, the Company recognizes revenue from the arrangements as the payments become due.

Advertising

Advertising costs are generally expensed as incurred. Advertising expenses were approximately $147,000, $265,000, and $445,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Research and Development

Research and development expenditures are charged to operations as incurred. SFAS No. 86, "Accounting for the Costs of Computer Software To Be Sold, Leased, or Otherwise Marketed," requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release have not been significant. Through December 31, 2002, all software development costs have been expensed.

Stock-Based Compensation

At December 31, 2002, the Company has one stock-based employee compensation plan and one employee stock purchase plan, which are described more fully in Note 8. The Company accounts for these plans under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No compensation cost is recognized for shares purchased under the Employee Stock Purchase Plan or for stock options issued under the stock-based employee compensation plan, as all options granted after the IPO under this plan have an exercise price equal to the market value of the underlying common stock of the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation.

	Year ended December 31		
in thousands, except per share amounts	2002	2001	2000
Net loss, as reported	$15,041	$16,749	$8,142
Less: Stock-based employee compensation expense included in reported net loss	(425)	(668)	(998)
Add: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	1,345	1,052	2,873
Net loss, pro forma	$15,961	$17,133	$10,017
Basic and diluted net loss per share, as reported	$0.90	$1.02	$0.57
Basic and diluted net loss per share, pro forma	$0.95	$1.04	$0.70

Foreign Currency Translation

Substantially all of the sales of the Company's foreign subsidiaries are made in U.S. dollars. Because the U.S. dollar is the primary currency in the economic environment in which the foreign subsidiaries operate, monetary accounts maintained in currencies other than the U.S. dollar (principally cash and liabilities) are reported in U.S. dollars using the foreign exchange rate at the balance sheet date. Operational accounts and nonmonetary balance sheet accounts are measured and recorded at the rate in effect at the date of the transaction. The effects of foreign currency remeasurement are reported in current operations and have not been material to date.

Basic and Diluted Net Loss Per Common Share

Basic net loss per common share is based upon the net loss and upon the weighted-average number of common shares outstanding during the period. Diluted net loss per common share adjusts for the effect of common share equivalents, such as convertible securities, stock options and warrants, only in the periods presented in which such effect would have been dilutive. The weighted-average number of shares from outstanding options and warrants to purchase Common Shares using the treasury stock method for 2002, 2001 and 2000 were 419,272, 644,526 and 1,960,142, respectively. Diluted net loss per share is not presented separately as the effect of the common share equivalents is anti-dilutive for each of the years presented. Accordingly, diluted net loss per common share is the same as basic net loss per common share.

Recently Issued Accounting Standards
In January 2002, the Financial Accounting Standards Board's (FASB) Emerging Issues Task Force issued Issue 01-14, "Income Statement Characterization of Reimbursements Received for "Out-of-Pocket' Expenses Incurred," stating these costs should be characterized as revenue in the income statement. The Company was required to adopt this change beginning in calendar 2002 and has reclassified prior periods in the comparative financial statements. The Company has historically treated these reimbursable costs, principally incurred in the Company's professional services organization, as rebillable invoices to the respective customer and not included in the statements of operations. The Company has included these out-of-pocket reimbursable expenses in the Statement of Operations for 2002, 2001 and 2000 of $392,000, $644,000 and $544,000, respectively, as Revenue from services and other and a corresponding amount of Cost of services and other.

In July 2002, the Financial Accounting Standards Board (FASB) issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." For financial statements issued after December 31, 2002, this Statement requires recognition of exit plan costs, such as one-time termination benefits and certain other costs associated with an exit plan to be recognized at fair value in the period the event occurs. SFAS No. 146 also changes the recording of severance pay when future services is required as part of the exit plan. The Company has adopted SFAS No. 146 effective January 1, 2003. The amounts recorded in 2002 and 2001 as Restructuring and other charges would not have to be restated had SFAS No. 146 been in effect during those periods.

In December 2002, the Financial Accounting Standards Board (FASB) issued Statement No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." For financial statements issued after December 15, 2002, this Statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to require disclosure in the summary of accounting policies the effects of the Company's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements.

3. NOTES RECEIVABLE FROM RELATED PARTIES
During the second quarter of 2001, the Company made loans to two executives who were subject to personal alternative minimum tax liabilities resulting from the exercise of incentive stock options. On March 6, 2002, the loan agreements were amended to delay the commencement of the loan repayments, including any accrued interest, by one year. Under the amended loan agreement, the loans were to be repaid in eight equal quarterly installments beginning April 1, 2003. At December 31, 2001, the total loan and related accrued interest balances of $722,000 have been classified as Notes receivable from officers, a non-current asset, based on the amended loan agreements. Interest is calculated at fifty (50) basis points above the 60 to 89 day commercial paper rate at the beginning of each quarter as quoted in The Wall Street Journal and is due with each principal repayment.

These loans were initially collateralized by Common Shares owned by the executive equal to 150% of the loan value and subject to additional collateral consideration. The loan amendment on March 6, 2002 also delayed the consideration of additional collateral one year to April 1, 2003. The loans were only with recourse beyond the collateral with respect to the greater of 5% of the loan or the amount of certain income tax benefits the executive receives in connection with such executive's alternative minimum tax liability, unless the executive's employment is terminated by the Company for "cause" or by the executive without "good reason", in which case the loan is fully recourse. One executive with an outstanding balance was involuntarily terminated at September 30, 2002 and the respective loan balance was adjusted to the net realizable value of $61,000.

On December 27, 2002, by resolution of the Board of Directors, the loan for the one remaining executive was terminated. As part of the loan termination agreement, the executive assigned all of the original collateral of 311,111 shares to the Company, which is currently being held as treasury shares. In addition, the Company retained rights to certain future alternative minimum tax recoveries although not estimable at this time. The value of the original collateral consideration of 311,111 shares was $392,000 at the date of the loan termination agreement. This consideration was not sufficient to offset the original loan amount of $616,000 and related accrued interest of $32,000, resulting in loan forgiveness of $256,000. In order to neutralize the impact of the non-cash taxable income accruing to the executive as a result of the loan forgiveness, the loan termination agreement provided for a tax equalization payment. The loan forgiveness charge and related tax totaled $465,000 which has been included in General and administrative charges in the 2002 Statement of Operations.

4. EQUIPMENT

Equipment consisted of the following:

in thousands	Depreciable lives	December 31 2002	December 31 2001
Computer equipment	2 to 3 years	$2,977	$2,813
Software	3 to 5 years	1,820	1,794
Furniture and fixtures	5 to 7 years	1,420	1,424
Office equipment	3 to 5 years	453	445
Leasehold improvements	5 to 7 years	192	178
		6,862	6,654
Less: Accumulated depreciation		(4,688)	(3,284)
Equipment, net		$2,174	$3,370

5. WARRANTS AND DEBT INSTRUMENTS

During 1999, the Company amended its 1998 credit agreement (the "Revolving Agreement") with a bank that provided for a secured revolving line of credit facility with interest at the prime rate plus 1.0%. Borrowings under the Revolving Agreement were repaid in full during February 2000, with net proceeds received by the Company from its IPO. Pursuant to the amendment, the Company issued detachable warrants to the bank, expiring in May 2006, allowing the bank to purchase 30,625 Common Shares at an exercise price of $3.97 per share. These warrants were not exercised as of December 31, 2002. The value of these warrants was recorded as deferred financing costs with a corresponding charge to interest expense of $8,000 for 2000.

During 1999, the Company issued subordinated convertible promissory notes with a stated interest rate of 10.0%, together with warrants, to certain preferred shareholders. The notes were repaid in full during February 2000, with net proceeds received by the Company from its IPO. The warrants allow the noteholders to purchase an aggregate of 75,649 Common Shares at an exercise price of $3.97 per share and expire in June 2009. These warrants were not exercised as of December 31, 2002. The value of these warrants was recorded as a debt discount, increasing the effective interest rate on the subordinated convertible promissory notes to 15.0%, with a corresponding charge to interest expense of $27,000 for 2000.

During 1999, a secured bridge loan was made to the Company by Access Technology Partners, L.P., a fund of investors that is managed by an entity associated with J.P. Morgan Chase & Co., formerly Hambrecht & Quist LLC, one of the managing underwriters of the Company's IPO, and ARCH Venture Fund III, L.P., a common shareholder in the Company. The secured bridge loan with a stated interest rate of 9.25% was repaid in full during February 2000, with net proceeds received by the Company from its IPO. The Company granted to Access Technology Partners, L.P. and ARCH Venture Fund III, L.P. warrants to purchase 236,250 and 26,250 Common Shares at an exercise price of $5.34 per share, respectively. These warrants expire in November 2006. Access Technology Partners, L.P. has not exercised any of these warrants as of December 31, 2002. ARCH Venture Fund III, L.P. exercised warrants to purchase 24,068 Common Shares during August 2000, forfeiting warrants to purchase 2,182 Common Shares in lieu of cash payment of the exercise price. The value of these warrants was recorded as a debt discount, increasing the effective interest rate on the bridge loan to 121.0%, with a corresponding charge to interest expense of $1,515,000 for 2000.

The warrants referenced above were valued utilizing the Black-Scholes method. In applying the Black-Scholes method, the Company utilized an expected dividend yield of 0.0%, a risk-free interest rate of 5.0%, a volatility factor of 136.0%, and a fair value of the underlying Common Shares of $4.32 for warrants issued with the line of credit and the subordinated convertible promissory notes and $14.00 for warrants issued with the bridge loan. The lives utilized to value each of the warrants was based on the term of each respective warrant as described above.

The Company has a letter of credit arrangement with a bank that is secured by all assets of the Company. At December 31, 2002 and 2001, outstanding letters of credit were $885,000.

6. INCOME TAXES

The difference between the amount of income tax benefit recorded and the amount of income tax benefit calculated using the U.S. federal statutory rate of 34.0% is due to net operating losses not being benefited. Accordingly, there is no provision for income taxes for the years ended December 31, 2002, 2001 and 2000.

At December 31, 2002, the Company had domestic net operating loss carryforwards aggregating approximately $48.8 million expiring in years 2011 through 2022. Based on Internal Revenue Code regulations relating to changes in ownership in the Company, utilization of the net operating loss carryforwards may be subject to annual limitations. At December 31, 2002, the Company had foreign net operating loss carryforwards aggregating approximately $7.6 million, which have no carryforward limits. For financial reporting purposes, the entire amount of deferred tax assets related principally to the net operating loss carryforwards has been offset by a valuation allowance due to uncertainty regarding the realization of the asset. The valuation allowance increased $5,858,000, $6,657,000 and $4,261,000 during the years ended December 31, 2002, 2001 and 2000, respectively. The Company has not paid any income taxes for the years indicated.

Significant components of the Company's deferred tax assets and liabilities are as follows:

In thousands	December 31 2002	December 31 2001
Deferred tax assets:		
Net operating loss carryforwards	$21,321	$16,082
Research and development tax credit carryforward	1,475	1,111
Other	521	266
	23,317	17,459
Less: Valuation allowance	(23,317)	(17,459)
Net deferred income tax asset	$—	$—

7. SHAREHOLDERS' EQUITY

During February 2000, the Company's Board of Directors adopted and the shareholders approved an increase in the number of authorized capital shares from 11,689,867, of which 7,694,384 were designated as common shares and 3,995,483 were designated as convertible preferred shares, to 65,000,000. For the newly authorized shares, 60,000,000 were designated as common shares and 5,000,000 were designated as preferred shares. Both classes of shares have a par value of $0.01. The Company's Board of Directors has the authority, without shareholder approval, to issue one or more series of preferred shares and to establish the rights and preferences of such preferred shares.

Immediately prior to the Company's IPO on February 17, 2000, the then issued and outstanding convertible preferred shares were converted to Common Shares as follows:

in thousands, except share amounts	Convertible Preferred shares	Converted to Common Shares	Amount (net of issuance costs)
Series A, issued March 1997	1,242,858	2,175,002	$2,119
Series B, issued December 1997	1,599,888	2,799,803	5,974
Series C, issued March 1998	1,152,737	2,017,290	7,986
	3,995,483	6,992,095	$16,079

In addition, the Board of Directors declared a seven-for-four stock split on all Common Shares concurrent with the IPO. All Common Share and per share amounts and information concerning stock option plans have been adjusted retroactively to give effect to this stock split. During February 2000, the Company completed an IPO issuing 3,977,500 Common Shares at an offering price of $22.00 per share. The net proceeds to the Company from the IPO, after deducting the underwriting discounts and commissions and offering expenses payable by the Company, were $79,276,000. The Company used approximately $10,216,000 to repay principal and interest on debt. The remaining net proceeds are being utilized for operations, working capital, and other general corporate purposes.

Treasury stock is accounted for by the cost method. In December 2002, the Board of Directors authorized 311,111 shares originally assigned as loan collateral against a note receivable from officer, as detailed in Note 3, to be assigned to the Company. These shares are held in treasury for use in connection with the Company's stock plans and for general corporate purposes.

With the Company's Board of Directors recommendation, the shareholders approved, at the Annual Shareholders meeting held in May 2001, an increase in the number of common shares reserved for further issuance under the 2000 Omnibus Incentive Plan by 2,400,000 shares.

At December 31, 2002, the Company had reserved Common Shares for future issuance as follows:

Stock option plan	4,202,613
Stock purchase plan	725,435
Warrants	342,524
Total	5,270,572

8. STOCK PLANS

Stock Option Plan

The Company's 2000 Omnibus Incentive Plan (the Plan) provides for the issuance of incentive stock options and nonqualified stock options to eligible directors and employees of the Company. The options typically have a term of ten years and generally vest ratably over a period of up to four years with initial vesting occurring on the first anniversary from the grant date and monthly thereafter. The Plan also provides for the issuance of stock appreciation rights, performance stock, performance units, restricted stock, and other stock and cash awards.

Information related to the Plan is as follows:

	Year ended December 31					
	2002		2001		2000	
	Options	Weighted-average exercise price	Options	Weighted-average exercise price	Options	Weighted-average exercise price
Options outstanding, beginning of period	1,871,742	$2.56	2,156,572	$6.03	3,352,305	$0.46
Options granted	981,320	2.14	1,123,088	2.67	1,208,909	10.92
Options exercised	(232,766)	0.41	(162,964)	0.71	(2,252,099)	0.20
Options canceled	(381,543)	3.18	(1,244,954)	8.91	(152,543)	2.74
Options outstanding, end of period	2,238,753	$2.50	1,871,742	$2.56	2,156,572	$6.03
Option price range at end of period	$0.10-$22.00		$0.10-$22.00		$0.10-$23.52	
Weighted-average fair value of options granted in 2002	$1.26					
Options available for grant at period end	1,963,860		2,563,637		42,683	
Exercisable at December 31, 2002	995,369	$2.74				

The outstanding options at December 31, 2002, have a weighted-average remaining contractual life of 8.4 years.

Options outstanding				Options exercisable	
Range of Exercise prices	Number of options	Weighted-average remaining contractual life (in years)	Weighted-average exercise price	Exercisable options as of 12/31/02	Weighted-average exercise price
$0.10	4,375	3.6	$0.10	4,375	$0.10
$0.21	39,397	4.6	$0.21	39,125	$0.21
$0.40	90,071	5.6	$0.40	90,071	$0.40
$0.63-0.91	152,344	6.0	$0.76	149,782	$0.76
$0.95-1.37	224,775	8.0	$1.29	106,262	$1.34
$1.45-2.15	888,125	9.2	$1.98	292,622	$2.10
$2.20-3.30	612,003	9.0	$2.48	157,790	$2.58
$3.88-5.69	45,500	8.2	$4.26	20,242	$4.29
$5.94-8.81	137,188	7.7	$6.77	97,616	$6.72
$9.00-22.00	44,975	7.0	$16.59	37,484	$17.78
	2,238,753			995,369	

The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. No stock-based employee compensation cost is reflected in the net income, as all options granted under this plan after the IPO have an exercise price equal to the market value of the underlying common stock of the date of grant. The table in Note 2 illustrates the effect on net income and earnings per share if the Company has applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation. Had the Company applied the fair value recognition provisions of SFAS No. 123, the Company would have recorded expense of $862,000, $271,000 and $1,697,000 for 2002, 2001 and 2000 respectively.

The fair value of stock options used to compute the pro forma net loss is the estimated fair value at the grant date using the Black-Scholes method for valuing stock options issued after February 17, 2000, the date of the Company's IPO, or the minimum value option pricing model for stock options issued before February 17, 2000 with the following assumptions:

Weighted Average Assumptions	2002	2001	After February 17, 2000	Before February 17, 2000
Dividend yield	0.0%	0.0%	0.0%	0.0%
Risk-free interest rate	3.8%	4.1%	6.1%	5.0%
Volatility factor	76.0%	88.0%	136.0%	0.0%
Expected holding period (in years)	4.0	4.0	4.0	4.0

The stock compensation charge included in the Statement of operations primarily represents the difference at the grant date between the exercise price and the pre-IPO deemed fair value of the Common Shares underlying the options. This amount is being amortized over the vesting period of the individual options, which is typically four years. Utilizing the intrinsic value method of APB Opinion No. 25, the Company recognized $425,000, $668,000, and $998,000 of stock compensation expense during the years ended December 31, 2002, 2001 and 2000, respectively. This non-cash expense results in a corresponding increase to Additional paid in capital. Subsequent to the IPO, the exercise price of all options granted is equal to the fair market value of the underlying Common Shares, resulting in no compensation charge. Based on the outstanding options at December 31, 2002, the Company will record a stock compensation charge of $300,000 in 2003.

Employee Stock Purchase Plan

Under the Company's Employee Stock Purchase Plan, eligible employees are given the opportunity to purchase the Company's Common Shares at 85% of the closing price of the Company's Common Stock on the Nasdaq National Market on either the first or last day of the

offering period, whichever is lower. The offering periods begin on January 1 and July 1 of each year and conclude on June 30 and December 31, respectively. From an authorization of 1,000,000 shares, a total of 274,565 shares have been issued through December 31, 2002, of which 113,102, 120,515 and 40,948 were issued during 2002, 2001 and 2000 respectively.

Under APB Opinion No. 25, no compensation cost is recognized for shares purchased under this plan. The table in Note 2 illustrates the effect on net income and earnings per share if the Company has applied the fair value recognition provisions of SFAS No. 123, to the employee purchase rights under this plan. Had the Company applied the fair value recognition provisions of SFAS No. 123, the Company would have recorded expense of $58,000, $113,000 and $178,000 for 2002, 2001 and 2000 respectively. The fair value of employee purchase rights was estimated using the Black-Scholes option pricing model for 2002, 2001 and 2000, respectively:

Weighted Average Assumptions	**2002**	**2001**	**2000**
Dividend yield	0.0%	0.0%	0.0%
Risk-free interest rate	1.8%	4.3%	6.2%
Volatility factor	64.0%	88.0%	136.0%
Expected holding period (in years)	0.0	0.0	0.0

9. RESTRUCTURING AND OTHER CHARGES

In the third quarter of 2002, the Company recorded a charge of $869,000. This charge related to staff reductions of 18 persons, including involuntary terminations of three senior level positions with contractual obligations, and former employee settlement costs. As of December 31, 2002, there was approximately $420,000 included in Accrued expenses for undisbursed payments related to the restructuring charge. The Company estimates these funds will be disbursed over the next two quarters.

Reconciliation of the restructuring liability, as of December 31, 2002, is as follows:

in thousands	**2002 Charge to the Statement of Operations**	**Cash payments**	**Balance as of 12/31/02**
Employee termination costs	$790	$394	$396
Other	79	55	24
	$869	$449	$420

In the third quarter of 2001, the Company recorded a charge of $1,298,000 as it took steps to decrease its operating expense structure. The review of operating expenses focused on staff reductions, lower facility commitments, streamlined marketing programs and non-productive assets. The restructuring component of the charge was $879,000 and related principally to severance and other transition costs associated with the workforce reduction of 77 persons, or 30% of the then worldwide workforce. The other component of the charge of $419,000 related to assets written off that were no longer considered strategic or no longer provide future benefit to the Company. All the costs associated with the restructuring charge were disbursed by December 31, 2001.

10. LEASE COMMITMENTS

At December 31, 2002, the Company was obligated for future minimum lease payments under operating leases that have initial or remaining noncancelable terms in excess of one year, as follows:

in thousands	**Operating leases**
2003	$1,735
2004	1,710
2005	1,428
2006	537
	$5,410

Rent expense for operating leases was approximately $1,949,000, $1,790,000, and $1,211,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

At December 31, 2002, the Company has no capital lease obligations.

11. 401(k) PROFIT-SHARING PLAN

The Company provides retirement benefits to eligible employees under a 401(k) profit-sharing plan. The Plan provides for deferred salary contributions by the plan participants and a Company contribution. Company contributions, if any, are at the discretion of the Board of Directors and are not to exceed the amount deductible under applicable income tax laws. No Company contributions have been made since inception of the Plan.

12. GEOGRAPHIC INFORMATION

Revenues derived from customers outside of North America accounted for 27.3%, 21.0%, and 22.3% of the Company's total revenues in 2002, 2001 and 2000, respectively.

The Company attributes its revenues to countries based on the country in which the customer is located. The Company's long-lived assets located outside the United States are not considered material.

13. LITIGATION AND CONTINGENCIES

In June 1999 and August 2000, the Company received letters from Rockwell Electronic Commerce Corporation claiming that the Company's product utilizes technologies pioneered and patented by that competitor and suggesting that the Company discuss the terms of a potential license of their technologies. In January 2000, Rockwell filed a complaint in the United States District Court for the Northern District of Illinois asserting that the Company had infringed four of its patents identified in Rockwell's previous correspondence. The complaint sought a permanent injunction and unspecified damages. The Court held a hearing in February 2001 to construe key terms in the claims of Rockwell's patents. In January 2002, the Court issued its "Findings of Fact and Conclusions of Law After Trial" in which it construed the key terms of the claims. In November 2002, Rockwell and the Company settled the patent claims by entering into cross licensing agreements utilizing selected patents from each of their portfolios. These agreements settle all litigation between the parties with no prior or future license fees payable by the Company.

In November 2001, the Company was named as a defendant in several shareholder class action litigations that have been filed in federal court in Chicago against the Company, certain of its current and former directors and officers, and the underwriters of the Company's initial public offering. These litigations are allegedly brought on behalf of purchasers of the Company's stock, and assert that the Company violated the federal securities laws by making misstatements and omissions in its Registration Statement and Prospectus in connection with the Company's initial public offering in February 2000. These litigations seek unspecified damages. In April 2002 an amended consolidated complaint was filed which supersedes the original, separate complaints. The Company has moved to dismiss that complaint in its entirety on various legal grounds, and its motion is currently pending. Although legal proceedings are inherently uncertain and their ultimate outcome cannot be predicted with certainty, the Company believes the allegations are without merit and intends to defend the litigation vigorously.

The Company has been named as a nominal defendant in a shareholder derivative action filed on February 26, 2002 against certain of its present and former directors and officers. The complaint alleges, among other things, that the alleged conduct challenged in the securities cases pending against the Company in Chicago (described above) constitutes a breach of the defendants' fiduciary duties to the Company. The Complaint seeks unspecified money damages and other relief ostensibly on behalf of the Company. On August 27, 2002, the plaintiffs filed an Amended Complaint. Because the allegations in this action are similar to those in the federal securities case described above, the parties have jointly moved the court for an order staying this derivative action pending the federal court's decision of the Company's motion to dismiss. If the joint stay motion is allowed no further response to the lawsuit will be due from the defendants until the federal court decides the motion to dismiss.

In November 2001, the Company was named as a defendant in shareholder class action litigation that has been filed in federal court in New York City against the Company and certain of its current and former officers and the underwriters of the Company's initial public offering ("IPO"). This lawsuit, alleges, among other things, that the underwriters of the Company's IPO improperly required their customers to pay the underwriters excessive commissions and to agree to buy additional shares of the Company's stock in the aftermarket as conditions of receiving shares in the Company's IPO. The lawsuit further claims that these supposed practices of the underwriters should have been disclosed in the Company's IPO prospectus and registration statement. In April 2002, an amended complaint was filed which, like the original complaint, alleges violations of the registration and antifraud provisions of the federal securities laws and seeks unspecified damages. The Company understands that various other plaintiffs have filed substantially similar class action cases against approximately 300 other publicly traded companies and their public offering underwriters in New York City, which along with the case against the Company have all been transferred to a single federal district judge for purposes of coordinated case management. On July 15, 2002, the Company, together with the other issuers named as defendants in these coordinated proceedings, filed a collective motion to dismiss the consolidated amended complaints against them on various legal grounds common to all or most of the issuer defendants. This motion is currently pending. On October 9, 2002, the Court approved a stipulation between the plaintiffs and all of the individual defendants providing for the dismissal of the individual defendants without prejudice. Although legal proceedings are inherently uncertain and their ultimate outcome cannot be predicted with certainty, the Company believes that the claims against the Company are without merit, and intends to defend the litigation vigorously.

The Company is a party in various other disputes and litigation that have arisen in the course of the Company's business. In the opinion of management, based upon consultation with legal counsel, although legal proceedings can not be predicted with certainty, the ultimate outcome of these disputes and lawsuits are not expected to have a material impact on the Company's financial position or results of operations.

14. QUARTERLY DATA (UNAUDITED)

The following table presents unaudited quarterly operating results for each of the Company's fiscal quarters in 2002 and 2001. This information has been prepared by the Company on a basis consistent with the Company's audited financial statements. In management's opinion, the quarterly operating results include all adjustments necessary (which are of a normal and recurring nature) for the fair presentation of the results of the interim periods presented. Basic and diluted loss per share for each quarter is computed using the weighted-average number of shares outstanding during that quarter while basic and diluted loss per share for the full year is computed using the weighted-average number of shares outstanding during the year. Thus, the sum of the four quarters' basic and diluted loss per share may not equal the full-year basic and diluted loss per share. In addition, due to rounding of each quarters' operating results, the full-year operating results disclosed in the consolidated statements of operations may not equal the sum of each quarters' operating results shown below.

in thousands, except per share amounts	2002				2001			
	Quarter ended				Quarter ended			
	Mar. 31	Jun. 30	Sep. 30	Dec. 31	Mar. 31	Jun. 30	Sep. 30	Dec. 31
Total revenues	$5,160	$5,509	$5,223	$5,002	$6,317	$5,867	$4,928	$5,296
Gross profit	3,738	3,815	3,673	3,544	4,123	3,542	3,219	3,774
Net loss	(3,761)	(3,846)	(4,397)	(3,037)	(4,499)	(4,796)	(4,497)	(2,958)
Basic and diluted loss per share	$(0.23)	$(0.23)	$(0.26)	$(0.18)	$(0.27)	$(0.29)	$(0.27)	$(0.18)
Weighted-average number of shares outstanding	16,658	16,694	16,750	16,790	16,380	16,441	16,541	16,568

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.
None.

Part III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.
The information required by Item 405 concerning compliance with Section 16(a) of the Exchange Act is incorporated by reference from the section in the 2003 Proxy Statement captioned "Section 16(a) Beneficial Ownership Reporting Compliance."

Directors of the Company.
The information in response to this item is incorporated by reference from the "Proposal No. 1—Election of Directors" section of the 2003 Proxy Statement.

Executive Officers of the Company.
The information in response to this item is set forth in "Item. 1 Business."

ITEM 11. EXECUTIVE COMPENSATION.
The information in response to this item is incorporated by reference from the sections of the 2003 Proxy Statement captioned "Executive Compensation," "Report of the Compensation Committee of the Board of Directors," and "Stock Price Performance Graph."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.
The information in response to this item is incorporated by reference from the section of the 2003 Proxy Statement captioned "Securities Beneficially Owned by Principal Shareholders and Management."

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance
Equity compensation plans approved by security holders	2,581,277	$2.82	2,689,295
Equity compensation plans not approved by security holders	—	—	—
Total	2,581,277	$2.82	2,689,295

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.
The information in response to this item is incorporated by reference from the section of the 2003 Proxy Statement entitled "Transactions with Related Parties."

ITEM 14. CONTROLS AND PROCEDURES.
The Company's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation within 90 days of the filing date of this report, that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that the Company file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of the previously mentioned evaluation.

Part IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K.

A. Exhibits and Financial Statement Schedules.

1. The following consolidated financial statements of the Company and its subsidiaries are filed as part of this Report:

- Independent Auditors' Report;
- Consolidated Balance Sheets as of December 31, 2002 and 2001;
- Consolidated Statements of Operations for the years ended December 31, 2002, 2001 and 2000;
- Consolidated Statements of Shareholders' Equity for the years ended December 31, 2002, 2001 and 2000;
- Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000; and
- Notes to the Consolidated Financial Statements.

2. The following financial statement schedule is filed as an exhibit to this Report:
   - Schedule II—Valuation and Qualifying Accounts for the years ended December 31, 2002, 2001 and 2000.

All other schedules are omitted because they are not applicable or not required or because the required information is included in the consolidated financial statements or notes thereto.

3. The following exhibits are filed as part of this Report:

Exhibit No.		Description of Exhibit
3.1	*	Amended and Restated Articles of Incorporation.
3.2	******	Amended and Restated Bylaws.
4.1	*	Specimen Common Share Certificate of the Registrant.
10.1	*	Employment Agreement dated January 1, 2000, between the Registrant and Kevin G. Kerns.
10.2	**	Amendment No. 1 to Employment Agreement dated December 1, 2000, between the Registrant and Kevin G. Kerns.
10.3	*	2000 Omnibus Incentive Plan.
10.4	****	Amendment No. 1 to the 2000 Omnibus Incentive Plan, as Amended and Restated.
10.5	*	Employee Stock Purchase Plan of 2000.
10.6	*	Form of Indemnity Agreement.
10.7	*	Registration Rights Agreement dated March 19, 1996, between the Registrant and ARCH Venture Fund II, L.P., ARCH II Parallel Fund, L.P. and William Blair Capital Partners V., L.P., as amended.
10.8	*	Amended and Restated Registration Rights Agreement dated November 5, 1999, by and among Silicon Valley Bank, Access Technology Partners, L.P., ARCH Venture Fund III, L.P., and the Registrant.
10.9	***	Executive Stock Pledge, Security and retention Agreement dated April 18, 2001, between the Registrant and Kevin G. Kerns.
10.10	***	Promissory Note made by Kevin G. Kerns in favor of the Registrant dated April 18, 2001.
10.11	*****	Amendment to Executive Stock Pledge, Security and Retention Agreement dated March 25, 2002, between Kevin G. Kerns and the Registrant
10.12	****	Amended Promissory Note made by Kevin G. Kerns in favor of the Registrant effective March 6, 2002.
10.13	#	Loan Termination Agreement made by Kevin G. Kerns in favor of the Registrant effective December 27, 2002.
10.14	***	Executive Stock Pledge, Security and retention Agreement dated April 18, 2001, between the Registrant and Brian Derr.
10.15	***	Promissory Note made by Brian Derr in favor of the Registrant dated April 18, 2001.
10.16	*****	Amendment to Executive Stock Pledge, Security and Retention Agreement dated March 25, 2002, between Brian Derr and the Registrant
10.17	****	Amended Promissory Note made by Brian Derr in favor of the Registrant effective March 6, 2002.
10.18	#	Employment Agreement dated November 26, 2002, between the Registrant and John Repko.
10.19	#	Employment Agreement dated November 27, 2002, between the Registrant and Frank Leonard.
10.20	#	Employment Agreement dated November 27, 2002, between the Registrant and Jeffrey K. Cordes.

10.21	#	Contract of Employment with an effective date of February 4, 2003, between the Registrant's wholly-owned subsidiary Apropcs Technology Limited and David Ashworth.
10.22	#	Employment Agreement dated December 23, 2002, between the Registrant and Jeffry Finochairo.
10.23	#	Amendment No 2. to Employment Agreement with an effective date of November 7, 2002, between the Registrant and Kevin G. Kerns.
21	#	Subsidiaries of the Registrant.
23	#	Consent of Ernst & Young LLP.
99.1	#	Certification pursuant to 18. U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

** Previously filed with the Commission as an exhibit to the Company's Registration Statement on Form S-1, as amended (File No. 333-90873), and incorporated herein by reference.*
*** Previously filed with the Commission as an exhibit to the Company's Report on Form 10-K on March 29, 2001, and incorporated herein by reference.*
**** Previously filed with the Commission as an exhibit to the Company's Report on Form 10-Q on August 13, 2001, and incorporated herein by reference.*
***** Previously filed with the Commission as an exhibit to the Company's Report on Form 10-K on March 30, 2002, and incorporated herein by reference.*
****** Previously filed with the Commission as an exhibit to the Company's Report on Form 10-Q on May 14, 2002, and incorporated herein by reference.*
******* Previously filed with the Commission as an exhibit to the Company's Report on Form 10-Q on November 14, 2002, and incorporated herein by reference.*
 # Filed herewith.

B. Reports on Form 8-K.

The Company did not file any Current Reports on Form 8-K during the fourth quarter of 2002.

C. Exhibits.

See A.3. of this Item 14.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 28, 2003.

Apropos Technology, Inc.

/s/ FRANCIS J. LEONARD

Chief Financial Officer and Vice President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on March 28, 2003.

Names and Signatures	Titles
/s/ KEVIN G. KERNS Kevin G. Kerns	Director, Chief Executive Officer and President (Principal Executive Officer)
/s/ FRANCIS J. LEONARD Francis J. Leonard	Chief Financial Officer and Vice President (Principal Financial and Accounting Officer)
/s/ KENNETH D. BARWICK Kenneth D. Barwick	Director
/s/ DAVID N. CAMPBELL David N. Campbell	Director
/s/ KEITH L. CRANDELL Keith L. Crandell	Director
/s/ JAIME W. ELLERTSON Jaime W. Ellertson	Director
/s/ GEORGE B. KOCH George B. Koch	Director

Certifications

I, Kevin G. Kerns, certify that:

1. I have reviewed this annual report on Form 10-K of Apropos Technology, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and we have:

    a) designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b) evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent function):

    a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

6. The Registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 28, 2003

/s/ KEVIN G. KERNS

Kevin G. Kerns, Chief Executive Officer and President

I, Francis J. Leonard, certify that:

1. I have reviewed this annual report on Form 10-K of Apropos Technology, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and we have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

6. The Registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses

Date: March 28, 2003

/s/ FRANCIS J. LEONARD

Francis J. Leonard, Chief Financial Officer and Vice President

Schedule II—Valuation and Qualifying Accounts
Apropos Technology, Inc.

(in thousands) Description	Balance at beginning of period	Additions charged to costs and expenses	Charged to other accounts—describe	Deductions—describe	Balance at end of period—describe
Year ended December 31, 2000					
Reserves and allowances deducted from asset Accounts:					
Allowance for doubtful accounts	$462	286	—	*286	$462
Year ended December 31, 2001					
Reserves and allowances deducted from asset Accounts:					
Allowance for doubtful accounts	$462	491	—	*276	$677
Year ended December 31, 2002					
Reserves and allowances deducted from asset Accounts:					
Allowance for doubtful accounts	$677	315	—	*518	$474

* *Write-offs, net of recoveries.*

Officers and Directors

Officers

Kevin G. Kerns
Chief Executive Officer and President

Francis J. Leonard
Chief Financial Officer and Vice President

Jeffry Finochairo
Senior Vice President,
Sales and Services, Americas

David Ashworth
Senior Vice President, EMEA Operations

Jeffrey Cordes
Senior Vice President, Global Human Resources

John Repko
Chief Technology Officer and Vice President

Directors

Kevin G. Kerns
Chief Executive Officer and President
Apropos Technology

Keith L. Crandell
Senior Principal
ARCH Venture Partners

Jaime W. Ellertson
Chief Executive Officer
S1 Corporation

George B. Koch
Pastor

Kenneth D. Barwick
Partner
Greyhare Partners

David N. Campbell
Managing Partner
Innovation Advisors

Shareholder Information

Investor Relations
FRB/Weber Shandwick
676 North St. Clair Street
Chicago, IL 60611

Corporate Counsel
McDermott, Will & Emery
227 West Monroe Street
Chicago, IL 60606

Transfer Agent and Registrar
Computershare Investor Services
Two North LaSalle Street
Chicago, IL 60602

Independent Accountants
Ernst & Young LLP
233 South Wacker Drive
Chicago, IL 60606

Stock Exchange Listing
The Company's common shares are traded on the NASDAQ National Market under the symbol **APRS**.

Availability of Public filings
The Company makes available free of charge on its website, www.apropos.com, its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission.



Worldwide Headquarters
One Tower Lane 12th Floor
Oakbrook Terrace, IL 60181
1-877-APROPOS

International Operations and Sales
Keystone Place, Sefton Park
Stoke Poges, Bucks SL2 4JS UK
+44 (0) 1753 611800

www.apropos.com